August 12, 2011
Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Re: Popular, Inc. File No. 001-34084
Dear Ms. Hayes:
Reference is made to your letter dated June 24, 2011. Included below are our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2010 filed on March 1, 2011 (the “2010 Form 10-K”), Definitive Proxy Statement on Schedule 14A filed on March 11, 2011 (the “2011 Proxy Statement”), and Form 10-Q for the quarter ended March 31, 2011 filed on May 10, 2011 (the “Form 10-Q”).
In responding to the Staff’s comments, the Corporation acknowledges the following:
•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2010
Item 1. Business, page 4 —
1.	Refer to comment 1 from our letter dated February 23, 2011, which we reissue in part. We note that you have not included in this section certain responses from your November 12, 2010 letter, as previously requested. Please revise your future filings to include the following from your November 2010 response letter:
•	the first two responses on page 6, in which you describe your policy on making additional loans to a borrower that is more than 90 days past due and lending limits;

Securities and Exchange Commission
August 12, 2011

Management’s Response:
We will revise our disclosure under “Credit Administration and Credit Policies—Loan extensions, renewals and restructurings” within the business section in our future filings beginning with our Form 10-K for the year ended December 31, 2011, substantially similar to the following (showing changes underlined), updated as necessary.
          Loan extensions, renewals and restructurings
     Loans with satisfactory credit profiles can be extended, renewed or restructured. Many commercial loan facilities are structured as lines of credit, which are mainly one year in term and therefore are required to be renewed annually. Other facilities may be restructured or extended from time to time based upon changes in the borrower’s business needs, use of funds, timing of completion of projects and other factors. If the borrower is not deemed to have financial difficulties, extensions, renewals and restructurings are done in the normal course of business and not considered concessions, and the loans continue to be recorded as performing.
     We evaluate various factors in order to determine if a borrower is experiencing financial difficulties. Indicators that the borrower is experiencing financial difficulties include, for example: (i) the borrower is currently in default on any of its debt; (ii) the borrower has declared or is in the process of declaring bankruptcy; (iii) there is significant doubt as to whether the borrower will continue to be a going concern; (iv) currently, the borrower has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange; and (v) based on estimates and projections that only encompass the current business capabilities, the borrower forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity; and absent the current modification, the borrower cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled debtor.
     The Corporation has specialized workout officers that handle substantially all commercial loans which are past due 90 days and over, borrowers experiencing financial difficulties, and those that are considered problem loans based on their risk profile. As a general policy, the Corporation does not advance additional money to borrowers that are 90 days past due or over. In commercial and construction loans, certain exceptions may be approved under certain circumstances, including (i) when past due status is administrative in nature, such as an expiration of a loan facility before the new documentation is executed, and not as a result of a payment or credit issue; (ii) to improve the Corporation’s collateral position or otherwise maximize recovery or mitigate potential future losses; and (iii) with respect to certain entities that, although related through common

Securities and Exchange Commission
August 12, 2011

ownership, are not cross defaulted nor cross-collateralized and are performing satisfactorily under their own loan facilities.
     Loans to borrowers with financial difficulties can be modified as a loss mitigation alternative. New terms and conditions of these loans are individually evaluated to determine a feasible loan restructuring. In many consumer and mortgage loans, a trial period is established where the borrower has to comply with three consecutive monthly payments under the new terms before implementing the new structure. Loans that are restructured, renewed or extended due to financial difficulties and the terms reflect concessions that would not otherwise be granted are considered as Troubled Debt Restructurings (“TDRs”). These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. These concessions stem from an agreement between the creditor and the debtor or are imposed by law or a court.
     Loans classified as TDRs are reported in non-accrual status if the loan was in non-accruing status at the time of the modification. The TDR loan will continue in non-accrual status until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after classified as TDR). Loans classified as TDRs are excluded from TDR status if performance under the restructured terms exists for a reasonable period (at least twelve months of sustained performance after classified) and the loan yields a market rate.
For a summary of our policy for placing loans on non-accrual status, refer to “Critical Accounting Policies / Estimates” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Annual Report. Credit risk management and credit quality are further discussed in the Management’s Discussion and Analysis of the 2010 Annual Report under the “Credit Risk Management and Loan Quality,” “Non-Performing Assets” and “Allowance for Loan Losses” sections.
•	your response on page 7, in which you discuss your subprime portfolio; and
Management’s Response:
We will revise our disclosure under “Credit Administration and Credit Policies—Consumer, Mortgage and Lease Financings” within the business section in our future filings beginning with our Form 10-K for the year ended December 31, 2011, to include additional disclosure with respect to the Corporation’s “sub-prime” mortgage and consumer loan portfolios.

Securities and Exchange Commission
August 12, 2011

•	a complete discussion of your response on page 11 regarding your step loan product.
Management’s Response:
The business section of our 2010 Form 10-K under “Credit Administration and Credit Policies—Consumer, Mortgage and Lease Financings” includes disclosure substantially similar to that included in our November 2010 response. In particular, it includes the following:
“In Puerto Rico, we offer a special step loan mortgage product to purchasers of units within construction projects financed by BPPR. This product provides for 100% financing at a 2.99% interest rate for the first five years of the term of the loan and 5.88% for the remaining term. This product also has more flexible underwriting standards, including terms up to 40 years, lower FICO scores and higher debt to income ratios. As of December 31, 2010, the Corporation had $261.5 million of these step loans.”
We understand the disclosure above, together with additional disclosure under “Credit Administration and Credit Policies” is responsive to your comments and provides adequate disclosure about the material aspects of our underwriting policies and procedures, as well as the step loan product referred in the Staff’s comment above.
Significant Transactions During 2010, page 4
2.	Please file the loss sharing agreement with the FDIC as an exhibit.
Management’s Response:
The Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement comprise a part of the Purchase and Assumption Agreement (Whole Bank; All Deposits), among the Federal Deposit Insurance Corporation, receiver of Westernbank, Mayaguez Puerto Rico, the Federal Deposit Insurance Corporation and Banco Popular de Puerto Rico (“BPPR”), dated as of April 30, 2010 (the “Purchase and Assumption Agreement”). The Purchase and Assumption Agreement, which was previously filed as Exhibit 2.1 of the Corporation’s Current Report on Form 8-K dated April 30, 2010 and filed with the Commission on May 6, 2010, and was incorporated by reference to the Corporation’s 2010 Form 10-K, includes the Single Family Shared-Loss Agreement as Exhibit 4.15A and the Commercial Shared-Loss Agreement as Exhibit 4.15B.

Securities and Exchange Commission
August 12, 2011

3.	Please refile the Master Services Agreement with Evertec to include all exhibits and schedules. Additionally, please tell us why you have not included a discussion of these services and the related payments in your discussions of related party transactions.
Management’s Response:
Because of the commercially sensitive nature of information contained in the exhibits and schedules to the Master Services Agreement, the Corporation will request confidential treatment for certain of those exhibits and schedules omitted from the Master Services Agreement, and will include in future filings a footnote in the exhibit index to indicate that certain portions of the Master Services Agreement have been omitted based upon a request for confidential treatment.
The Corporation will file a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.
The Corporation will also file an amended Form 8-K refiling the entire Master Services Agreement, including all exhibits and schedules, as requested, identifying the redacted portions for which confidential treatment has been requested and marking the Master Services Agreement with the legend “Confidential Treatment Requested by Popular, Inc.” and each page thereof with the identifying numbers and code “BPOP-001” through “BPOP-[•].”
Note 4 to the Corporation’s 2010 consolidated financial statements (Sale of Processing and Technology Business), which is included in the 2010 Form 10-K, includes extensive disclosure regarding the transactions between EVERTEC and the Corporation, as well as a description of the agreements entered as part of the EVERTEC transaction, which include certain ancillary agreements (including the Master Services Agreement) pursuant to which, among other things, EVERTEC will provide various processing and information technology services to the Corporation and its subsidiaries and gave BPPR access to the ATH network. Note 16 to the Corporation’s 2010 consolidated financial statements (Related Party Transactions), which is included in the 2010 Form 10-K, includes detailed information with respect to the transactions between the Corporation and EVERTEC, including required eliminations. The Corporation believes that its transactions with EVERTEC are adequately disclosed and that no additional disclosure is required.
Regulation and Supervision, page 16
4.	We note your statement that the descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations. Please note all material aspects of the applicable statutes and regulations should be described, as opposed to qualifying the discussions by reference to the full text. Please revise the discussion accordingly. For example, we note your references to your proprietary trading business on pages 54 and 173 of your annual report that you have incorporated by reference to your Form 10-K. Please discuss the limitations on proprietary trading.

Securities and Exchange Commission
August 12, 2011

Management’s Response:
We will revise our disclosure in future filings and remove the sentence qualifying the discussions referenced in the Staff’s comment in our next Form 10-K.
The Corporation advises the Staff that it does not believe that the trading activities referenced on pages 54 and 173 of the Corporation’s annual report would be deemed “proprietary trading” under Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Volcker Rule”), and would therefore not be subject to the limitations of the Volcker Rule on proprietary trading activities.
The Corporation engages in trading activities at its subsidiaries, Popular Securities and Popular Mortgage, in the ordinary course of business. The nature of these activities is discussed in the Corporation’s 2010 Annual Report (Risk Management section of the Management’s Discussion and Analysis) — pages 53-54 and is limited by internal policies. For each of the two subsidiaries, the market risk assumed under trading activities is measured by the 5-day value-at-risk, with a confidence level of 99%. Under our current policies, trading exposures cannot exceed 2% of the trading portfolio market value, subject to a cap of $3 million at Popular Mortgage and $2 million at Popular Securities.
After a review of the nature of these trading activities, management believes that the trading activities carried out at Popular Securities and Popular Mortgage do not qualify as “proprietary trading” as defined by the Volcker Rule and would therefore not be subject to the limitations of the Volcker Rule on proprietary trading activities.
Popular Mortgage’s trading activities consist primarily of holding Agency and U.S. government sponsored mortgage-backed securities classified as “trading”, which is permissible under Section 619(d)(1)(A) of the Volcker Rule, and hedging the related market risk with “TBA” (to-be-announced) market transactions, which is permissible under Section 619(d)(1)(C) of the Volcker Rule. The objective is to derive spread income from the portfolio and not to benefit from short-term market movements.
Popular Securities’ trading activities consist primarily of market-making activities to meet expected near term customers’ needs related to its retail brokerage business, which is permissible under Section 619(d)(1)(B) of the Volcker Rule, and purchases and sales of Agency and government sponsored mortgage-backed securities and U.S. Treasury securities with the objective of realizing gains from expected short-term price movements, which is permissible under Section 619(d)(1)(A) of the Volcker Rule.
We included disclosures related to the nature of the Corporation’s trading activities in the “Market Risk” section of Item 2. Management’s Discussion and Analysis of the Corporation’s Form 10-Q for the quarter ended June 30, 2011, which was filed on August 9, 2011.
We will revise our disclosure in future filings as necessary to clarify and clearly identify those of our trading activities, if any, that constitute proprietary trading under the Volcker Rule and the limitations on such proprietary trading, if applicable.

Securities and Exchange Commission
August 12, 2011

Item 1A. Risk Factors, page 23
5.	Please include a risk factor discussing your obligations relating to servicing agreements with respect to mortgage-backed securities programs and mortgage loans sold to other investors. Your discussion should discuss your obligation to advance funds to make scheduled payments of interest, taxes and insurance if these payments have not been received from the borrowers as well as the incurrence of costs of attempting to collect on delinquent and defaulted mortgage loans. Alternatively if you believe this is not a material risk and a risk factor discussion is not warranted, please provide us with an analysis supporting your determination.
Management’s Response:
Based on the following discussion, the Corporation believes that the risks related to obligations under servicing agreements are not material enough to merit a risk factor:
Principal-Interest and Escrow Advances
BPPR, as servicer, is responsible for remitting to investors payments of principal and interest (“P&I”) and disbursing taxes and insurance (“T&I”) for serviced loans. Under the scheduled / scheduled (“S/S”) remittance type agreement, BPPR is required to advance the scheduled P&I, including with respect to loans for which the borrowers have not made the corresponding payments (delinquent loans). In 2010, total P&I and T&I advances represented a monthly average of $23.1 million, or 0.10%, of the total servicing portfolio (including BPPR’s owned mortgage loan portfolio).
In case of default, BPPR assumes the risk of not recovering P&I and T&I advances for loans for the FNMA and FHLMC portfolio subject to credit recourse provisions. For loans serviced without recourse, BPPR recuperates the advances made from the investor at time of foreclosure.
The credit risk for advances made on loans subject to credit recourse represents a total exposure of 31%, or $7.1 million, of the average P&I and T&I advances. Considering the 78% reinstatement rate on delinquent loans in 2010, the total estimated maximum loss exposure reduces to $1.6 million, or 6.8%, of average advances.

Securities and Exchange Commission
August 12, 2011

The table presented below shows the estimated maximum risk of loss for P&I and T&I advances associated with the servicing portfolio subject to credit recourse provisions for the last three years.

		Balance of
		serviced		Serviced
		portfolio		portfolio		Estimated maximum
	BPPR’s servicing	subject to	Average P&I	subject to		potential loss
	portfolio (owned and	credit recourse	and T&I	scheduled	Foreclosure	exposure, assuming
	serviced for others)	at December 31	advances	advances	Cure Rate	cure rate
Year	(In billions)	(In billions)	(In millions)	(In billions)	(reinstatement)	(in thousands)

2008	$19.9	$4.9	$6.8	$13.1	80%	$509
2009	$20.3	$4.4	$12.6	$13.1	79%	$900
2010	$22.6	$4.0	$23.1	$13.1	78%	$1,575

Costs of collection
The cost of attempting to collect on delinquent loans for 2010 was $11.65 per loan or approximately $2.9 million annually.
The notes to the consolidated financial statements (Note 33 — Guarantees) and Management’s Discussion and Analysis include the following disclosure with respect to advances:
“Servicing agreements relating to the mortgage-backed securities programs of FNMA and GNMA, and to mortgage loans sold or serviced to certain other investors, including FHLMC, require the Corporation to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. At June 30, 2011, the Corporation serviced $17.4 billion in mortgage loans for third-parties, including the loans serviced with credit recourse (December 31, 2010 — $18.4 billion; June 30, 2010 — $17.9 billion). The Corporation generally recovers funds advanced pursuant to these arrangements from the mortgage owner, from liquidation proceeds when the mortgage loan is foreclosed or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantees programs. However, in the meantime, the Corporation must absorb the cost of the funds it advances during the time the advance is outstanding. The Corporation must also bear the costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a defaulted loan is not cured, the mortgage loan would be canceled as part of the foreclosure proceedings and the Corporation would not receive any future servicing income with respect to that loan. At June 30, 2011, the outstanding balance of funds advanced by the Corporation under such mortgage loan servicing agreements was approximately $29 million (December 31, 2010 — $24 million; June 30, 2010 — $26 million). To the extent the mortgage loans underlying the Corporation’s servicing portfolio experience increased delinquencies, the Corporation would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts.”
The Corporation believes the disclosures referenced above is sufficient and a separate risk factor is not warranted, given that the amounts involved are not significant.

Securities and Exchange Commission
August 12, 2011

Financial services legislative and regulatory reforms may have a significant..., page 25
6.	This discussion addresses risks arising from your participation in TARP, compliance with Dodd-Frank, new consumer protection laws and Basel III capital requirements. Given the significance of each of these reforms and the potential effects on your business, we believe each should be discussed as a standalone risk following a heading that identifies the specific risk. Please provide proposed disclosure to be included in future filings that separately discusses of each of these significant risk factors.
Management’s Response:
The Corporation agrees that, although generally applicable to all issuers in the financial services industry, the matters discussed in the Risk Factor captioned “Financial services legislative and regulatory reforms may have a significant impact on our business and results of operations and on our credit ratings” are significant. While the Corporation believes that the matters can be appropriately grouped under one caption, in light of the significance of the matters discussed and in light of the Staff’s comments, the Corporation agrees that a series of headings identifying the specific risks of each of the reforms is helpful. Proposed disclosure to be included in future filings, beginning with the Corporation’s annual report on Form 10-K for the year ending December 31, 2011 (based on the disclosure in the 2010 Form 10-K, to be updated as appropriate), with separate headings identifying the specific risks, is attached hereto as Annex A.
We and our subsidiaries and affiliates, as well as EVERTEC, conduct business..., page 32
7.	We note disclosure in this risk factor in your Form 10-Q for the quarter ended September 30, 2010 and your Form 10-K for the year ended December 31, 2010 that you and your subsidiaries and affiliates, as well as EVERTEC, “conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the target of U.S. economic sanctions and embargoes, including Cuba.” It is not clear whether you are talking about activities that are in addition to the ones you described to us in your March 31, 2011 letter regarding non-sanctioned persons issued cards by issuer banks travelling to Cuba and other sanctioned countries, using their credit or debit cards to purchase goods or services, and these transactions being routed to EVERTEC for processing and approval on behalf of the issuer bank client. Please clarify to us all contacts involving countries identified by the U.S. as state sponsors of terrorism, including any such contacts covered by the reference to your customers’ customers engaging in transactions in countries that are the target of U.S. economic sanctions. Please clarify whether subsidiary or affiliate entities other than EVERTEC have contacts with sanctioned countries.

Securities and Exchange Commission
August 12, 2011

Management’s Response:
The Corporation supplementally advises the Staff that neither the Corporation nor any of its subsidiaries and affiliates conduct any business, or have any agreement, commercial arrangements or other contracts, with the governments of Iran, Syria, Sudan or Cuba, nor with any entities controlled by those governments. As described in our letter dated March 31, 2011, the Corporation’s business activities (through its affiliates EVERTEC, Inc. and its subsidiaries, and Tarjetas y Transacciones en Red Tanred, CA, formerly EVERTEC de Venezuela, C.A. (collectively, “EVERTEC”)) in this regard are strictly limited to providing credit and debit card transaction processing services on an outsourced basis to card issuing banks located in Puerto Rico, Latin America and the Caribbean. The Corporation further advises the Staff that, as a matter of corporate policy, any such contacts contrary to U.S. law are prohibited, and that the Corporation and its subsidiaries and affiliates do not anticipate conducting any business with, or entering into any agreements, commercial arrangements or other contracts with, the governments of Iran, Syria, Sudan or Cuba, or with any entities controlled by these governments in the future.
Also as described in our letter dated March 31, 2011, since November 2007 (or since March 2011 in the case of Libya), when EVERTEC began screening for transactions originating in these sanctioned countries, it has not identified any transactions originating in Libya, Iran or Sudan. Moreover, apart from those credit and debit card transactions which EVERTEC believed could not be rejected under governing local law and policies and which were the subject of voluntary disclosures filed with OFAC in 2010, EVERTEC screened for and rejected transactions originating in Cuba. We have been advised by EVERTEC that it will continue to screen for and reject transactions originating in Burma, Cuba, Iran, Libya and Sudan going forward.
8.	We note the information in your letter dated March 31, 2011 regarding Syria and OFAC sanctions. Notwithstanding the legality of your contacts with Syria, please provide the information that we requested regarding contacts with Syria in our prior letter.
Management’s Response:
As noted above, neither the Corporation nor its subsidiaries and affiliates have in the past and do not now conduct business, or have agreements, commercial arrangements or other contracts with the government of Syria or with any entities controlled by the government of Syria. The Corporation further advises the Staff that the Corporation and its subsidiaries and affiliates do not have any agreements, commercial arrangements or other contracts with any persons or entities located in Syria. However, customers of the Corporation and customers of EVERTEC’s customers who are issued credit or debit cards may travel to Syria and while in Syria use these credit or debit cards to make purchases or receive cash advances; to make cash withdrawals; or to use other services offered with these cards (e.g., to make balance inquiries) using automated teller machines (ATMs). Processing these transactions through EVERTEC are the only contacts that the Corporation and its subsidiaries and affiliates have with Syria.

Securities and Exchange Commission
August 12, 2011

We have been advised by EVERTEC that it is able to identify transactions that originate in Syria in each of the several electronic processing systems that it uses to process credit and debit card transactions. However, due to the large volume of all transactions processed by EVERTEC on a monthly basis, EVERTEC does not retain information on all transactions they have processed for the past three fiscal years. Depending on the electronic processing system involved, EVERTEC retains historical transaction information for varying lengths of time, the shortest being 90 days. Accordingly, in order to respond to the Staff’s comment, EVERTEC reviewed those transactions across all of its electronic processing systems that it processed for the 90 day period ending on June 21, 2011. During this period, EVERTEC processed a total of 51 debit and credit card transactions that originated in Syria. If customers of EVERTEC’s customers originated credit and debit card transactions at the same rate over the past three years, EVERTEC would have processed a total of approximately 615 transactions that originated in Syria, which is a de minimis amount considering that in 2010 alone EVERTEC processed over 750 million debit and credit card transactions.
The Corporation further advises the Staff that while the revenue received for processing transaction varies according to the relevant customer agreements, EVERTEC has estimated that it received a total of approximately $1.68 for the 51 debit and credit card transactions it processed during the specified 90 day period. If this amount were annualized and multiplied for three fiscal years, and an additional pro rata amount was added to this amount for the six months ended June 30, 2011, it would have received total revenue of approximately $20. The Corporation notes that this amount is approximately 0.000002% of the total revenues earned by EVERTEC during this same period. Because of the limited and infrequent nature of these transactions and the de minimis amount of revenue generated from these transactions involving Syria, the Corporation does not view these contacts as material to its business on either a quantitative or qualitative basis.
9.	Please tell us whether and how the information set forth in response to the preceding comments affects the materiality analysis set forth in your March 31, 2011 letter.
Management’s Response:
As described in our letter dated March 31, 2011, the Corporation does not consider the contacts described above to constitute a material investment risk for the Corporation’s security holders, either on a quantitative or a qualitative basis. The Corporation’s conclusions are not affected by the response to Staff comment 8 above.
10.	Please tell us the amount of revenues received from transactions relating to Cuba, Syria, Iran and Sudan for the past three fiscal years and the subsequent interim period.
Management’s Response:
As noted above, neither the Corporation nor any of its subsidiaries and affiliates conduct any business, or have any agreement, commercial arrangements or other contracts, with the

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August 12, 2011

governments of Cuba, Syria, Iran, or Sudan, nor with any entities controlled by those governments. Also, as further noted above and as described in our letter dated March 31, 2011, since November 2007 (or since March 2011 in the case of Libya), when EVERTEC began screening for transaction originating in these sanctioned countries, it has not identified any transactions originating in Iran, Sudan or Libya, and, apart from those credit and debit card transactions which EVERTEC believed could not be rejected under governing local law and policies and which were the subject of voluntary disclosures filed with OFAC in 2010, EVERTEC screened for and rejected transactions originating in Cuba. For information with respect to Syria, please refer to the Corporation’s response to Staff comment 8 above.
The total number of Cuba-related transactions which were the subject of EVERTEC’s voluntary self-disclosures to OFAC represents a very small percentage of the total number of transactions EVERTEC processes in any given year. In 2010, EVERTEC processed over 750 million debit and credit card transactions, and the total number of transactions it rejected due to their origination in sanctioned countries amounted to less than .0001% of this number. The total number of Cuba-related credit card transactions that the Company and its subsidiaries did not reject over the several years covered in the voluntary disclosures to OFAC is less than this amount and is thus very small in proportion to the total number of transactions processed during the years in which they occurred.
As noted above, while the revenue received for processing transactions varies according to the relevant customer agreement, EVERTEC has estimated that it received a total of approximately $1,153 in revenues from debit and credit card transactions relating to Cuba. Because of the limited and infrequent nature of these transactions and the de minimis amount of revenue generated from these transactions involving Cuba, the Corporation does not view these contacts as material to its business on either a quantitative or qualitative basis.
In addition, as described in our letter dated March 31, 2011, in September 2010, EVERTEC ceased processing Cuba-related credit card transactions. Accordingly, there is no revenue associated with transactions originating in Cuba for 2011.
Our ability to obtain reimbursements under the loss sharing agreements on covered assets depends on our compliance..., page 34
11.	Please provide proposed disclosure describing the material terms of the FDIC loss share agreements that you are required to comply with in order to obtain reimbursement for realized losses. To the extent you have had instances where you have failed to comply with the terms that have prevented or delayed reimbursement, please describe these instances.
Management’s Response:
As described in the Corporation’s 2010 Form 10-K, simultaneously with the acquisition of Westernbank Puerto Rico from the FDIC, BPPR entered into loss sharing agreements with the FDIC, whereby the FDIC agreed to cover a substantial portion of any future losses on acquired loans and other real estate owned (the “covered assets”), as long as BPPR complies with the

Securities and Exchange Commission
August 12, 2011

requirements stipulated in them. The compliance requirements of such agreements relate primarily to BPPR’s administration of the covered assets.
In future filings, the Corporation proposes to include disclosure describing the material terms and conditions of the loss share agreements regarding the management of the covered assets discussed above, substantially as follows:
“The loss share agreements contain specific terms and conditions regarding the management of the covered assets that BPPR must follow to receive reimbursement on losses from the FDIC. Under the loss share agreements, BPPR must:
•	manage and administer the covered assets and collect and effect charge-offs and recoveries with respect to such covered assets in a manner consistent with its usual and prudent business and banking practices and, with respect to single family shared-loss loans, the procedures (including collection procedures) customarily employed by BPPR in servicing and administering mortgage loans for its own account and the servicing procedures established by FNMA or FHLMC, as in effect from time to time, and in accordance with accepted mortgage servicing practices of prudent lending institutions;
•	exercise its best judgment in managing, administering and collecting amounts on covered assets and effecting charge-offs with respect to the covered assets;
•	use commercially reasonable efforts to maximize recoveries with respect to losses on single family shared-loss assets and best efforts to maximize collections with respect to commercial shared-loss assets;
•	retain sufficient staff to perform the duties under the loss share agreements;
•	adopt and implement accounting, reporting, record-keeping and similar systems with respect to the commercial shared-loss assets;
•	comply with the terms of the modification guidelines approved by the FDIC or another federal agency for any single-family shared loss loan;
•	provide notice with respect to proposed transactions pursuant to which a third party or affiliate will manage, administer or collect any commercial shared-loss assets; and
•	file monthly and quarterly certificates with the FDIC specifying the amount of losses, charge-offs and recoveries.
Under the loss share agreements, BPPR is also required to maintain books and records sufficient to ensure and document compliance with the terms of the loss share agreements.”
We included the disclosures above in Note 11 — “FDIC Loss Share Asset” to the consolidated financial statements included on the Corporation’s Form 10-Q for the quarter ended June 30, 2011.
In addition, BPPR is required to deliver, on an annual basis, certain certifications and reports from its independent public accountants stating whether or not they became aware of any non-

Securities and Exchange Commission
August 12, 2011

compliance with the terms of each of the loss share agreements and the computations required thereunder (negative assurance report). BPPR must also perform, on an annual basis, an internal audit of its compliance with the shared-loss arrangement provisions of the loss share agreements.
The Corporation further advises the Staff that it has received all reimbursements requested from the FDIC through its submission for the quarter ended March 31, 2011. To date, the only substantive issues raised by the FDIC relate to estimated but not yet incurred expenses and discounts on dated appraisals in the computation of charge-offs for reimbursement purposes. These have been raised by the FDIC with loss share partners in general and not the Corporation particularly. The FDIC is not holding up reimbursements for the items discussed above, but is requiring loss share partners to make adjustments no later than the third quarter computation, which is due on October 31, 2011.
Exhibit 13.1 — The Corporation’s Annual Report to Shareholders for the year ended December 31, 2010
Statement of Operations Analysis, page 26
Provision for Loan Losses, page 30
12.	We note your disclosure on page one that you transferred $1.0 billion of loans to held-for-sale, including $603 million of construction and commercial real estate loans in Puerto Rico and $396 million of U.S. non-conforming residential mortgage loans. Your disclosure states that you recorded an additional provision of $56 million for the construction and commercial real estate loans and $120 million for the residential mortgage loans to provide for the difference between book value and fair value of the portfolios and that you had total existing allowances on these portfolios of $151 million prior to the transfer to held-for-sale. Please tell us the following related to the portfolios transferred to held-for-sale:
•	The gross loan amount outstanding and related allowance prior to the additional provision for each class of loans transferred;
Management’s Response:
BPPR construction and commercial loans
As of December 31, 2010, the BPPR commercial segment loans that were transferred to held-for-sale had a gross legal unpaid loan amount of approximately $133 million. The book balance of these loans reflected partial charge-offs processed of approximately $34 million for a book value of approximately $99 million. In addition to the processed partial charge offs,

Securities and Exchange Commission
August 12, 2011

the loan pool had additional reserves for loan losses of $477,000 prior to the additional incremental reserve that was recorded upon reclassifying the assets.
As of December 31, 2010, the BPPR construction segment loans that were transferred to held-for-sale had a gross legal unpaid loan amount of approximately $890 million. The pool of loans book balance reflected partial charge-offs processed of approximately $386 million for a net book value of $504 million. In addition to the processed partial charge offs, the loan pool had additional reserves for loan losses of approximately $75 million prior to the additional incremental reserve that was recorded upon reclassifying the assets.
U.S. non-conventional residential mortgage loans
As of December 31, 2010, the U.S. non-conforming residential mortgage loans that were transferred to held-for-sale had a gross legal unpaid loan amount of approximately $496 million, including deferred direct origination costs. The pool of loans book balance reflected partial charge-offs processed of approximately $100 million for a net book value of approximately $396 million. In addition to the processed partial charge offs, the loan pool had an additional reserve for loan losses of approximately $78 million prior to the additional incremental reserve that was recorded upon reclassifying the assets.
•	The triggering factors in the valuation of the loans transferred to held-for-sale that resulted in the significant additional provisions on the transfer date by each class of loan. For example, tell us whether there was a decline in the underlying collateral value since the last reporting period for the construction and commercial real estate loans and tell us how the allowance for the residential mortgages was determined immediately prior to the transfer; and
Management’s Response:
U.S. non-conventional residential mortgage loans
Based on the Corporation’s intent to market and sell this pool of loans and based on price indications obtained from five independent third-parties that ranged from 34% to 44% of gross unpaid loan balance, the fair value of the assets was estimated to be approximately $198 million, based on the average of the bids, after excluding the lowest and highest bids. This fair value estimate required an incremental reserve of $120 million as disclosed in the Corporation’s 2010 Form 10-K.
The valuation of the loans held-for-sale was based on the same assumptions that market participants would use in pricing a similar transaction, and does not represent an indication of a decline in the current fair value of the underlying collateral.

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August 12, 2011

There were no changes in the Corporation’s allowance for loan losses methodology, either before or after the sale transaction. The Corporation continues to follow the same systematic methodology to establish and evaluate the adequacy of the allowance for loan losses to provide for inherent losses in the portfolio.
BPPR construction and commercial loans
BPPR received an unsolicited letter of intent from a third-party to acquire a portfolio of construction loans and certain commercial loans, including a significant amount of non-performing loans, which amounted to approximately $828 million in unpaid principal balance.
A fundamental part of the information used to determine the fair value of this loan portfolio was the unsolicited offer received pursuant to the letter of intent, which contemplated a purchase price equal to 47% of the gross unpaid principal balance of the loans. To validate the reasonableness of the purchase price offered, BPPR engaged an independent third-party to value the loan portfolio as of December 31, 2010.
After considering the value estimated by the third-party valuation firm, BPPR determined that the offer received was reasonable considering (1) the size of the transaction, (2) the availability of financing for the purchasers’ investment, (3) the fact that the transaction structure allowed BPPR to participate in any upside in the recovery of the portfolio, (4) the expertise of the prospective purchaser in this line of business, and (5) that 86% of the portfolio consisted of construction loans that were valued by the independent third-party at lower levels than commercial loans.
The fair value recorded for the portfolio was 45% of its unpaid principal balance. For this purpose, BPPR also took into consideration (1) the early stage of the transaction, (2) the due diligence procedures that the acquirer would conduct on the portfolio, and (3) the costs associated with the transaction, including advisory and consulting fees. BPPR estimated that these factors could impact the purchase price by an additional discount of approximately 2%; therefore, the loan portfolio was recorded at 45% of its unpaid principal balance.
The calculation of fair value considers the factors mentioned above and lifetime losses whereas the determination of the allowance for loan losses considers inherent losses in the portfolio.
•	In light of the significant increase in the provision resulting from the transfer of these loans to held for sale, please tell us whether you revised your allowance methodology for your remaining held-in-portfolio loans, including adjusting the collateral values for any collateral-dependent loans remaining in your portfolio.
Management’s Response:
As noted above, the valuation of the loans held-for-sale was based on the same assumptions that market participants would use in pricing a similar transaction, and does not represent an

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August 12, 2011

indication of a decline in the current fair value of the underlying collateral. There were no changes in the Corporation’s allowance for loan losses methodology.
Non-Interest Income, page 31
13.	We note your disclosure on page 32 that you reduced the indemnification asset by $95.4 million in 2010. In addition, we note from your accounting policy for the indemnification asset on page 115 that you reduce the indemnification asset as the loan discount is accreted into income for covered loans accounted for under ASC 310-20. Please explain to us why at acquisition you recorded an indemnification asset for the loan discount on the ASC 310-20 loans if you did not expect to be reimbursed for these amounts by the FDIC and your policy on page 114 indicates that the acquisition date fair value of this asset was the amount you expect to receive from the FDIC under the loss sharing agreement. Also, tell us why you are recording a reduction in the indemnification asset for the accretion of the loan discount and refer to the guidance you relied upon.
Management’s Response:
As part of the Westernbank FDIC-assisted transaction, the Corporation acquired from the FDIC, $399 million in revolving lines of credit covered under FDIC loss sharing agreements that were accounted for at fair value on April 30, 2010 (fair value of $244 million, net of $155 million discount principally pertaining to credit). Given the revolving nature of the loans, they are being accounted for under ASC 310-20 since revolving lines of credit are scoped out of ASC 310-30 (expected cash flow model).
FASB ASC 310-20-35-15 explains that the difference between the initial investment and the related loan’s principal amount (the discount) at the date of purchase should be recognized as an adjustment of yield over the contractual life of the loan. FASB ASC 310-20 also provides guidance on accounting for fees and costs related to loans with no scheduled payment terms (demand loans) and revolving lines of credit. Paragraphs 22-23 of FASB ASC 310-20-35 stipulate that any net fees or costs for a loan that is payable at the lender’s demand may be recognized on a straight-line basis over a period that is consistent with (a) the understanding between the borrower and the lender or (b) if no understanding exists, the lender’s estimate of the period over which the loan will remain outstanding. The net fees or costs on revolving lines of credit should be recognized in income on a straight-line basis over the period the revolving line of credit is active, assuming that borrowings are outstanding for the maximum term provided in the loan contract.
As part of the loss sharing agreements with the FDIC, the Corporation recognized an indemnification asset because we expected (and continue to expect) to recognize losses on the loans accounted for under ASC 310-20 and ASC 310-30 and we expect to be reimbursed by the FDIC on 80% of such losses. When accounting for the indemnification asset, the Corporation followed the guidance in ASC 805 for business combinations.

Securities and Exchange Commission
August 12, 2011

Paragraph 805-20-25-27 requires that the acquirer recognize an indemnification asset at the same time that it recognizes the indemnified item, measured on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. That paragraph also requires that, if the indemnification relates to an asset or a liability that is recognized at the acquisition date and measured at its acquisition-date fair value, the acquirer recognize the indemnification asset at the acquisition date measured at its acquisition-date fair value.
At each subsequent reporting date, the acquirer shall measure an indemnification asset that was recognized in accordance with paragraphs 805-20-25-27 through 25-28 at the acquisition date on the same basis as the indemnified liability or asset, subject to any contractual limitations on its amount and, for an indemnification asset that is not subsequently measured at its fair value, management’s assessment of the collectibility of the indemnification asset.
In accordance with the accounting guidance ASC 310-20 indicated above, the Corporation has accreted into interest income the discount on performing revolving lines of credit from the Westernbank FDIC-assisted transaction. As the discount is accreted into income, the carrying value of the loans increases. Since the above accounting guidance in ASC 805 requires that the indemnification asset be measured on the same basis as the indemnified item, the Corporation reduces the indemnification asset at the same time that the indemnified item carrying amount increases. The net amount adjusted in the carrying value of the loans and the 80% reduction in the indemnity asset reflects the net realizable value for the Corporation of the covered assets. With the mirror accounting, as the amount to be collected from our customer increases, the amount to be received from the FDIC (FDIC Indemnity Asset) decreases by the corresponding 80% guarantee. Simultaneously, the Corporation evaluates the loans on a quarterly basis to determine if a general and/or specific allowance for loan losses is necessary under the provisions of ASC Subtopic 450-20 and ASC Section 310-10-35. If an allowance for loan losses is required, the indemnification asset is increased to consistently follow mirror accounting of the indemnification asset and the indemnified item for which an allowance for loan losses was recorded.
The Corporation expects to be reimbursed from the FDIC on the credit losses incurred as long as it continues to comply with the loss sharing agreements.
Trading, page 53
14.	We note the line item “trading account profit” in Table F disclosed on page 31 as well as your discussion of your trading activities on page 53. It is not clear from the disclosures how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities. In addition, clearly define what you consider to represent proprietary trading

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activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.
Management’s Response:
As described in our response to Staff comment 4 above, the Corporation advises the Staff that it does not believe that the Corporation’s current trading activities would be deemed “proprietary trading” under the Volcker Rule and would therefore not be subject to the limitations of on proprietary trading activities thereunder. Accordingly, the Corporation has not implemented, nor does it expect to implement any changes in its business as a result of the prohibitions or limitations of the Volcker Rule.
We included disclosures related to the nature of the Corporation’s trading activities in the “Market Risk” section of Item 2. Management’s Discussion and Analysis of the Corporation’s Form 10-Q for the quarter ended June 30, 2011. These activities are consistent to the activities described in management’s response to Staff comment 4.
We will revise our disclosure in future filings as necessary to clarify and clearly identify those of our trading activities, if any, that constitute proprietary trading under the Volcker Rule and, if applicable, will provide a separate quantification of our the revenues associated with any such trading activities.
Off-Balance Sheet Arrangements
Off-Balance Sheet Lending and Other Activities, page 66
15.	We note your disclosures beginning on page 66 for your exposure to credit losses due to both limited and lifetime credit recourse provisions on loans sold or securitized into guaranteed mortgage-backed securities. In an effort to provide clear and transparent disclosure regarding your obligations under such agreements please revise your disclosures in future filings to address the following:
•	In your rollforward of the liability established to cover the estimated credit loss exposure for loans where credit recourse is provided, present separate amounts for increases in the reserve due to changes in estimate versus new loan sales;
Management’s Response:
Note 11 — “Transfer of Financial Assets and Servicing Assets” to the consolidated financial statements included in the Corporation’s 2010 Form 10-K indicates that the Corporation did not sell loans subject to credit recourse provisions during 2010. We agree with the Staff’s recommendation and commencing with the Form 10-Q for the quarter ended June 30, 2011, we included a similar clarification in Note 19 — “Guarantees” and in the “Guarantees associated with loans sold / serviced” section of Item 2. Management’s Discussion

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August 12, 2011

and Analysis. During 2011, the Corporation has not sold or assumed the servicing of new loans subject to credit recourse. In the event that there is new activity in the future, we will segregate the impact of the new sales in the rollforward of the liability.
•	Discuss the time period permitted to respond to the request and ramifications of a non-timely response;
Management’s Response:
The average time period to prepare an initial response to a repurchase request is from 30 to 120 days from the initial written notice depending on the type of the repurchase request.
Failure by the Corporation to respond to a request for repurchase on a timely basis could result in a deterioration of the seller/servicer relationship and the seller/servicer’s overall standing. In certain instances, the investor could require additional collateral to ensure compliance with the servicer’s repurchase obligation or cancel the seller/servicer license and exercise their rights to transfer the servicing to an eligible seller/servicer.
A similar disclosure was included in the “Guarantees associated with loans sold / serviced” section of Item 2. Management’s Discussion and Analysis in the Corporation’s Form 10-Q for the quarter ended June 30, 2011.
•	Discuss the significant drivers causing the $52.5 million increase in the provision for credit recourse liability during 2010;
Management’s Response:
The methodology used to estimate the recourse liability is a function of the recourse arrangements given and considers a variety of factors such as defaults, historical loss experience, foreclosure rate, estimated future defaults and the probability that a loan would be delinquent. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segments. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The probability of default represents the probability that a loan in good standing would become 90 days delinquent within the following twelve-month period. Regression analysis quantifies the relationship between the default event and loan-specific characteristics, including credit scores, loan-to-value rates and loan aging, among others.
The increase of $52.5 million in the provision for credit recourse experienced during the year ended December 31, 2010 was driven by the deterioration of certain of the factors described above. For example, delinquency rates, measured as the proportion of loans subject to recourse that were 90 days past due or more, increased to 7.85% as of December 31, 2010 from 6.61% as of December 31, 2009. In addition, loss severity and foreclosure rates increased by 302 and 407 basis points, respectively, for the year ended December 31, 2010, compared to December 31, 2009. The probability of default increased by 5 basis points during 2010, up to 7.10% as of December 2010. During the year ended December 31, 2010, constant prepayment rates (CPR)

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August 12, 2011

were lower than those reported for 2009, which also impacted negatively the credit recourse liability. The deterioration of these components was principally prompted by the economic condition in Puerto Rico.
We included disclosures indicating the significant drivers causing the variance in the provision for credit recourse from December 31, 2010 to June 30, 2011 in Item 2. Management’s Discussion and Analysis included in the Corporation’s Form 10-Q for the quarter ended June 30, 2011, particularly in the “Guarantees associated with loans sold / serviced” section. The disclosure included was as follows: “The decrease of $2 million and $8 million in the provision for credit recourse liability experienced for the quarter and six months ended June 30, 2011, when compared to the same periods in 2010, was driven by the following factors: (i) an improvement in the portfolio probability of default, which decreased by 11 basis points, from 6.87% at June 30, 2010 to 6.76% at June 30, 2011, and (ii) higher constant prepayment rates when compared to those reported for June 30, 2010.
•	We note that you service $4.0 billion in residential mortgage loans generally subject to lifetime credit recourse provisions, but please confirm this is the total population of loans for which you have offered lifetime credit recourse protection;
Management’s Response:
The Corporation advises the Staff that the $4.0 billion referred to above, comprises the entirety of the residential mortgage loans subject to lifetime credit recourse provisions.

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August 12, 2011

•	Provide delinquency statistics for the loan population for which you have provided lifetime credit recourse;
Management’s Response:
The table below presents the delinquency status of the residential mortgage loans serviced by the Corporation that are subject to lifetime credit recourse protection at June 30, 2011 and December 31, 2010. A similar disclosure was included in Item 2. Management’s Discussion and Analysis, particularly the “Guarantees associated with loans sold / serviced” section, of the Corporation’s Form 10-Q for the quarter ended June 30, 2011.

	June 30,	December 31,
(In thousands)	2011	2010

Total portfolio	$3,723,813	$3,981,915
Days past due:
30 days and over	$587,692	$651,204
90 days and over	$285,065	$314,031

As a percentage of total portfolio:
30 days past due or more	15.78%	16.35%
90 days past due or more	7.66%	7.89%
•	Discuss the levels of unresolved claims existing at the balance sheet date by claimant; and
Management’s Response:
At June 30, 2011, there were 8 outstanding unresolved claims related to the recourse portfolio with a principal balance outstanding of $1 million, compared with 27 and $2 million, respectively, at December 31, 2010. All the outstanding unresolved claims pertained to FNMA. A similar disclosure was included in Item 2. Management’s Discussion and Analysis, particularly the “Guarantees associated with loans sold / serviced” section, of the Corporation’s Form 10-Q for the quarter ended June 30, 2011.
•	Include a qualitative discussion of any trends, such as loan vintages or loan type causing the repurchase requests.
Management’s Response:
There are no particular loan characteristics, such as loan vintages, loan type, loan-to-value ratio, or other criteria, that denote any specific trend or a concentration of repurchases in any particular segment. Based on historical repurchase experience, the loan delinquency status is the main

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August 12, 2011

factor which causes the repurchase request. The current economical situation has provoked a closer monitoring by investors of loan performance and recourse triggers, thus causing an increase in loan repurchases. A similar disclosure was included in Item 2. Management’s Discussion and Analysis, particularly the “Guarantees associated with loans sold / serviced” section, of the Corporation’s Form 10-Q for the quarter ended June 30, 2011.
16.	We note your disclosures beginning on page 67 for your exposure to expected losses associated with E-LOAN’s customary representations and warranty arrangements. In an effort to provide clear and transparent disclosure regarding your obligations under such arrangements, please revise your disclosures in future filings to address the following:
•	Discuss the levels of unresolved claims existing at the balance sheet date by claimant; and
Management’s Response:
The Corporation included the disclosures of outstanding unresolved claims by counterparty and by product type in Item 2. Management’s Discussion and Analysis, particularly the “Guarantees associated with loans sold / serviced” section, of its Form 10-Q for the quarter ended June 30, 2011. We will include similar disclosures in future filings, as applicable.
The disclosures included in the Form 10-Q for the quarter ended June 30, 2011 were as follows:
“E-LOAN’s outstanding unresolved claims related to representation and warranty obligations from mortgage loan sales prior to 2009 were as follows at June 30, 2011 and December 31, 2010:

	June 30,	December 31,
(In thousands)	2011	2010

By Counterparty

GSEs	$1,391	$805
Whole loan and private-label securitization investors	3,696	4,652

Total outstanding claims by counterparty	$5,087	$5,457

By Product Type

1st lien (Prime loans)	$5,087	$5,403
2nd lien (Prime loans)	—	54

Total outstanding claims by product type	$5,087	$5,457

The outstanding claims balance from private-label investors is comprised of four different counterparties at June 30, 2011 and three at December 31, 2010.”

Securities and Exchange Commission
August 12, 2011

•	Discuss the total amount of loans that E-LOAN originated that are still potentially subject to representation and warranty violation requests.
Management’s Response:
Although management understands the request to disclose an estimate of loans still potentially subject to representations and warranty obligations, that estimate is difficult for management to complete since we are not the servicer of record of the loans and the sale agreements do not contain provisions to compel those disclosures from the buyers / investors. Management will have to evaluate the Corporation’s ability to receive and/or maintain accurate and recurring estimates of the potential exposure.
During the 7-year period from 2002 to 2008 that E-LOAN was involved in loan sale activities, it participated in over $25 billion in loan sales subject to some level of potential representation and warranty obligation, as follows:

(In millions)	Year

Obligation Type	2002	2003	2004	2005	2006	2007	2008	Grand Total

1. EDP and RW	$2,847.21	$3,946.36	$4,010.84	$3,533.25	$2,576.93	$1,779.89	$726.61	$19,421.09
2. RW	1,147.55	851.76	329.62	1,099.93	1,023.45	766.28	406.93	5,625.52
3. Nothing	4.96	2.91	0.96	1.23				10.06

Total	$3,999.72	$4,801.03	$4,341.42	$4,634.41	$3,600.38	$2,546.17	$1,133.54	$25,056.67

EDP = Early Payment Default, RW = Representations and Warranties (i.e. if the credit and profile of the loan was not the same as advertised at sale), Nothing = No repurchase liability

Although the Corporation does not have access to information to determine the outstanding balances that are still potentially subject to representations and warranties because we do not service these portfolios, we have had discussions with the two largest counterparties, out of more than 30 in total, that account for approximately 50% of the volume sold to estimate these figures. The largest counterparty initially provided an unpaid principal balance of approximately 30% outstanding as of the fourth quarter of 2010 but has recently provided a revised estimate of less than 10% outstanding at the second quarter of 2011, as they had admittedly made a mistake and included other investor information in the figures provided. Such large variances and the risk for erroneous information could result in a material error in our financial disclosures and a disservice to the readers and, therefore, at present Management believes that the figure is not estimable and should not be disclosed.

Securities and Exchange Commission
August 12, 2011

Note 3 — Business Combination, page 124
FDIC loss share indemnification asset, page 127
17.	We note your disclosure on page 127 that you calculated the discount rate on the indemnification asset as the yield of an A-rated corporate security plus a risk premium. Please tell us the following for this discount rate:
•	Why you used the yield of an A-rated corporate security instead of using the yield of a higher rated security like U.S. Treasury securities or AAA-rated corporate security given the low credit risk associated with a receivable from the FDIC;
Management’s Response:
The Corporation advises the Staff that it does not believe the yield on U.S. Treasury securities or AAA-rated corporate security adequately represents the level of risk of the cash flows associated with the Indemnification Asset. While the receipt of loss sharing payments from the FDIC may be considered near riskless, the estimates used to derive the Indemnification Asset cash flows, such as: (1) the amount of expected credit losses on the covered assets; (2) the associated timing of those credit losses; (3) the accurate and timely completion of the loss certifications; and (4) the uncertainties surrounding the expected draws and associated losses on unfunded commitments, create a higher level of uncertainty. In addition, the Corporation also considered the cost to service the Indemnification Asset, which is greater than this component of return theoretically embedded in the yield of treasury or AAA-rated securities. Based on these factors, the Corporation with assistance of an external valuator determined that a discount rate equivalent to an A-rated security, plus an incremental risk premium, was appropriate.
•	The total risk premium rate applied to the yield of the A-rated corporate security to calculate the discount rate;
Management’s Response:
A total risk premium of 275 basis points was added to the yield on an A-rated security of 185 basis points to derive the discount rate of 460 basis points used in the valuation of the Indemnification Asset.
•	The percentage of the risk premium that was due to the potential rejection of claims by the FDIC and why you felt that a risk premium was necessary when you have control over the claims submitted to the FDIC; and
Management’s Response:
While BPPR indeed has control over the submission of claims, no servicing activity is riskless. As noted above, there were many issues considered when selecting an appropriate discount rate,

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August 12, 2011

claims processing being one of them. While percentages for each component of risk were not specifically identified, in general, we would consider the uncertainties surrounding the claims processing to represent a proportionally smaller share of the risk premium.
•	How you calculated the true-up payment, including specifically discussing whether it is included as part of the risk premium included in the discount rate or whether it was considered in the projected cash flows, and how much of the risk premium relates to the true-up payment.
Management’s Response:
The valuation of the true-up payment is included in the valuation of the Indemnification Asset (i.e., reduces the value of the Indemnification Asset). Given the increased uncertainty of the true-up payment cash flows, primarily caused by the estimated servicing costs component of the true-up formula, and the Corporation’s credit risk premium, we believe an additional 200 basis point risk premium above the discount rate used in the Indemnification Asset is warranted. As such, we have used a discount rate equal to 660 basis points in the valuation of the true-up payment.
Note 4 — Sale of Processing and Technology Business, page 128
18.	We note your disclosure on page 128 that you recognized a pre-tax gain, net of transaction costs, of approximately $616.2 million for the sale of your 51% interest in Evertec. In addition, we note that the sale included the following: (a) a $35 million unsecured senior note receivable; (b) a $60 million participation interest in a syndicated loan; (c) a revolving facility granted to Evertec; (d) guarantees on Evertec’s $21 million in performance bonds and a $2.9 million letter of credit; and (e) a contingent liability for you to perform under the ATH support agreement and the Independent Sales Organization Sponsorship and Service Agreement. Please tell us how you considered the guidance in SAB Topic 5:E in the calculation of your gain on the sale and the amount of consideration allocated to the above elements included in the arrangement, as applicable.
Management’s Response:
According to ASC 810-10-S99-5 (SAB Topic 5E), before recognizing any gain, the Corporation should identify all of the elements of the divesture arrangement and allocate the consideration exchanged to each of those elements. Moreover, the accounting guidance provides that the Corporation should recognize any guarantees at fair value in accordance with ASC Subtopic 460-10 (FIN 45), any contingent liability for performance on existing contracts in accordance with ASC Subtopic 450-20 (FAS 5) and any promissory notes in accordance with ASC Subtopic 835-30 (APB 21) and ASC Subtopic 310-10 (FAS 114).
In the computation of the gain from the sale of the 51% equity interest in EVERTEC, the Corporation identified and evaluated all elements of the divestiture transaction executed and

Securities and Exchange Commission
August 12, 2011

allocated the consideration received to all applicable elements in accordance with the corresponding accounting pronouncements, including ASC 810-10-S99-5 (SAB Topic 5E). The computation of the $616 million pre-tax gain is shown below:

(In millions)
Total cash received	$675
Fair value mark-up of the 49% retained interest	94

Total consideration received	769
Less: Carrying amount of 51% interest sold	(92)
Less: Contingent liability — Contado and Serfinsa	(17)
Less: Contingent Liability — Software license costs	(19)

Gain	641
Less: Transaction costs	(25)

Gain before taxes	$616

The elements referred to in the Staff’s comment above were evaluated as part of the gain on sale determination. However, no adjustments were deemed appropriate due to the following considerations:
a)	a $35 million unsecured senior note receivable:

Concurrently with the closing of the EVERTEC transaction, EVERTEC issued $220 million in senior unsecured notes, of which the Corporation purchased $35 million (approximately 16% of the total issuance). The Corporation’s $35 million investment represents the fair value of the acquired notes since the notes were acquired from EVERTEC in an offering in which other market participants also acquired senior unsecured notes under the same terms and conditions as the Corporation. The Corporation, as well as the other investors, had the expectation that EVERTEC had the capacity to fulfill its payment obligations under the notes. Therefore, there was no indication that these notes were impaired and should be subject to any ASC Section 310-10-35 specific reserve. Additionally, no adjustment under ASC Subtopic 835-30 (APB 21) was deemed necessary considering that the interest rate on the notes owned by the Corporation was determined by the market.
b)	a $60 million participation interest in a syndicated loan:

Similar to the $35 million investment in the unsecured senior notes, the Corporation participated in the $355 million bank syndicated loan that EVERTEC obtained at the closing of the transaction. The Corporation’s participation interest of $58.2 million represents 16% of the total syndicated loan. The Corporation, as well as the other banks that participated in the loan, had the expectation that EVERTEC had the capacity to fulfill its payment obligations under the loan. Therefore, there was no indication that this loan was impaired and should be subject to any ASC Section 310-10-35 specific

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August 12, 2011

reserve. Additionally, no adjustment under ASC Subtopic 835-30 (APB 21) was deemed necessary considering that the interest rate on the loan represents a market rate determined by a number of market participants.
c)	a revolving facility granted to EVERTEC: The Corporation is not a participant in the $50 million revolving credit facility granted to EVERTEC.

d)	guarantees on EVERTEC’s $21 million in performance bonds and a $2.9 million letter of credit:

The guarantee that the Corporation is providing for EVERTEC performance bonds and the $2.9 million letter of credit that the Corporation granted to EVERTEC were evaluated as part of the gain on sale determination. The fair value of these guarantees were determined to be immaterial since (1) the expected probability that the Corporation would be required to make any payment under these guarantees was determined to be very unlikely and (2) the Corporation has entered into a reimbursement agreement with EVERTEC, which establishes that the Corporation will get reimbursed by EVERTEC for any loss incurred by the Corporation in relation with these guarantees.

e)	a contingent liability for the Corporation to perform under the ATH support agreement and the Independent Sales Organization Sponsorship and Service Agreement:
The Corporation determined that its obligations under the ATH Support Agreement and the Independent Sale Organization Sponsorship and Service Agreement would not result in any probable loss and therefore would not require a contingent loss accrual recognition pursuant to ASC 450-20 (formerly FAS 5).
On the other hand, the Corporation recorded in accordance with ASC 450-20 the following contingent liabilities as part of the recognition of the sale of the 51% equity interest in EVERTEC, which reduced the gain on sale determined by approximately $36 million:
•	a contingent liability of approximately $19 million related to an obligation entered by the Corporation as part of the EVERTEC transaction, in which the Corporation agreed to reimburse EVERTEC for certain incremental costs that EVERTEC will incur in relation with certain third party software license agreement that were transferred from the Corporation to EVERTEC as part of the transaction. This obligation is limited to a period of five years after the closing of the EVERTEC transaction. This contingent liability reserve, which was initially estimated at the time of closing at approximately $19 million. Management will continue to monitor the reserve amount under this contingent liability in accordance with ASC 450-20.

Securities and Exchange Commission
August 12, 2011

•	a contingent liability of approximately $17 million associated to the obligation entered by the Corporation regarding the post-closing transfer or sale by the Corporation of the equity investment in Contado and Serfinsa. The Merger Agreement indicated that if, within a period of 12 months after the closing of the EVERTEC sale transaction, the Corporation was not able to sell or transfer the investment in Contado and Serfinsa, the Corporation would be required to return to EVERTEC an amount of approximately $17 million. The equity investments in Contado and Serfinsa were sold by the Corporation during March 2011 and June 2011, respectively. As a result of these transactions, the Corporation has no further obligation to EVERTEC with respect to this contingent liability, therefore, the corresponding $17 million contingent liability was reversed at the time the sale of the Contado and Serfinsa investment were completed.
19.	We note your disclosure that $94.0 million of the pre-tax gain recognized was due to the marking of your retained interest in Evertec to fair value. In addition, we note that you took into consideration the enterprise value of Evertec reduced by the debt incurred for your valuation of the retained interest. Please tell us and revise to disclose in future filings a more robust discussion of the valuation of the retained interest and include the following in your discussion:
•	The valuation technique(s) relied upon;

•	The significant inputs included in the valuation;

•	Whether the significant inputs were observable; and

•	The level that the valuation is within the fair value hierarchy.
Management’s Response:
The valuation of the Corporation’s 49% retained interest in Carib Holdings, Inc., the parent company of EVERTEC (“Carib Holdings”), was determined based on the enterprise value of the actual transaction, which was an arm’s-length transaction between market participants and, therefore, meets the fair value measurement definition of ASC 820. The enterprise value is reduced by the $575 million debt incurred as part of the merger in order to determine the fair value of Carib Holdings equity. We have included such disclosure in Note 4 to the consolidated financial statements in the 2010 Annual Report.
Subsequent to the initial investment date, the Corporation’s retained interest is accounted for by the equity method, which does not require measuring the retained interest at fair value unless there are events or circumstances that provide an indication that the investment may be considered impaired. Since the investment has not been considered impaired and is not required to be measured at fair value on a recurrent basis, it is not under the scope of the fair value measurement hierarchy of ASC 820-10. However, if the sale transaction fair value had

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been classified under the valuation hierarchy it would had been considered Level 2 since the fair value was based on observable market inputs.
Management considers that the disclosures in Note 4 included in the 2010 Annual Report were sufficient given the way the fair value was determined and the subsequent accounting framework for the investment. We have addressed this item in the disclosures included in Note 4 — “Related Party Transactions with Affiliated Company” to the consolidated financial statements of the Corporation’s Form 10-Q for the quarter ended June 30, 2011.
Note 10 — Loans and allowance for loan losses, page 137
20.	We note the commercial loan portfolio segments identified are different in your loans held-in-portfolio “HIP” table disclosed on page 137 and allowance for loan losses rollforward on page 143. Please revise your ASU 2010-20 disclosures in future filings to present consistent loan portfolio segments and classes. In your response please tell us which of the commercial loan segments you will present going forward.
Management’s Response:
The loan disclosures included in Note 10 — “Allowance for Loan Losses” to the consolidated financial statements included in the Form 10-Q for the quarter ended June 30, 2011 no longer segregates the secured and unsecured commercial loan portfolios. We included “Commercial” as one segment which is segregated between the Corporation’s Puerto Rico and U.S. Mainland loan portfolios.
In consideration of the Staff’s observation, the disclosures are structured as follows:
•	Segment: Commercial — Puerto Rico and U.S. Mainland

•	Classes below the segment level:
-	Commercial secured by real estate

-	Commercial and industrial
21.	We note from your credit quality indicator disclosures on page 141 that your obligor risk ratings scale range from one to 14. In addition, we note that obligor risk ratings 10 to 14 conform to regulatory ratings of Special Mention, Substandard, Doubtful, and Loss. Please tell us and revise your credit quality disclosures in future filings to address the following:
•	The specific obligor risk rating that coincides with each regulatory rating defined. In this regard, we note that you have five internal risk weightings that relate to four regulatory ratings;

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•	How the classification “watch list or worse” correlates with the disclosed regulatory ratings and your obligor risk ratings;

•	The obligor risk ratings that are included in the classification “pass credit”; and

•	Given that your obligor risk weighting scale is from one to 14, revise future filings to disaggregate the column “adversely classified” to conform to the risk ratings assigned to the loans. For example, at a minimum, disaggregate to present risk grades one to eight (along with the weighted average for this category), nine, 10, 11, 12, 13 and 14 for each loan class.
Management’s Response:
The Corporation revised the credit quality disclosures to address the Staff’s observations commencing with the disclosures included in the Corporation’s Form 10-Q for the quarter ended June 30, 2011. Refer to Note 10 — “Allowance for Loan Losses” included in Item 1. Financial Statements of such report for the revised disclosures.
Note 11 — Transfer of financial assets and servicing assets, page 147
22.	We note from your disclosures on page 148 that you had changes in your valuation model inputs and assumptions for MSRs. Please tell us more specifically how the recent credit environment, which includes increased delinquencies, foreclosures and workouts, impacted your MSR valuation model. Specifically identify which assumptions were impacted and quantify the magnitude of the impact on the assumptions over the past 2 years.
Management’s Response:
The Corporation’s delinquency cost assumption for BPPR’s MSR portfolio has not significantly changed. There is no major adverse impact in the Corporation’s MSR value due to recent credit environment changes, except for the repurchase run-off adjustment and its impact in our MSR valuation prepayment rate assumption (CPR), as explained below.
Our MSR valuation includes projected delinquency and foreclosure rates based on the actual experience of our servicing portfolio. The rates have remained stable and provide a good indication to project the portfolio credit performance.

	MSR Foreclosure %	MSR Delinquency %	MSR Total Delinquency %

December 2009	1.86%	12.51%	14.37%
December 2010	2.17%	12.59%	14.76%
June 2011	2.09%	11.57%	13.66%

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Our MSR foreclosure rate for mortgage loans serviced for third-parties is estimated at an average of 32% lower than the foreclosure rate for the total servicing portfolio (including the Corporation’s Puerto Rico operations owned mortgage loan portfolio). The lower foreclosure rate for the loans serviced for others is mainly due to the mandatory repurchases of delinquent loans required by investors such as FNMA and FHLMC. These repurchases are reclassified from the portfolio of loans serviced for others to the Corporation’s owned loan portfolio and the MSR value is reduced accordingly in the monthly run-off adjustment.
Mandatory and other repurchases are included in the principal run-off adjustment (“changes due to payments on loans”). The impact of the repurchases in the MSR value and servicing fees was as follows:

	Year	Six months ended
(In thousands)	2010	June 30, 2011

Total principal run-off, including repurchases	$1,544,349	$770,503
Total repurchases	$273,380	$171,564
Repurchases / total principal run-off	18%	22%
Repurchases — Impact in MSR value	$3,003	$1,867
Repurchases — Impact in servicing fees	$864	$547

The CPR assumption in the Corporation’s MSR valuation also reflects the impact of these repurchases as explained in Management’s response to the Staff comment 23 below, thus the increased volume of repurchases due to delinquencies is reflected in the CPR assumption.
Even though delinquency rates in Puerto Rico tend to be higher than in the U.S. mainland, foreclosures are significantly lower. Also, our servicing portfolio reinstatement rate on loans in foreclosure proceedings is very high, an average of 78% for 2011.
The impact of delinquency rates (excluding foreclosure) in the Corporation’s MSR value depends on the delinquency bucket. The early delinquency (delinquency of 60 days or less), which in Puerto Rico is higher, may provide more late charge fee income than the additional collection cost, thus may have a favorable impact to the Corporation’s MSR value.
23.	Please tell us how the “changes due to payments on loans” line item is calculated. You disclose in a note to the table that this line item represents changes due to collection/realization of expected cash flows over time. Please tell us and disclose in future filings the significant assumptions/estimates that go into the calculation of this component of the change in fair value of your mortgage servicing rights. Additionally, disclose how this line item interacts with the contractually specified servicing fees.
Management’s Response:
The “changes due to payments on loans” line item represents the decrease in the MSR value due to the servicing portfolio actual principal run-off amounts. This monthly book value

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adjustment is calculated by the sum of the loans’ principal payments and curtailments, cancellations (voluntary and involuntary) and repurchases, multiplied by the MSR value percentage (obtained from the most recent MSR quarterly internal valuation).
The Corporation’s MSR valuation CPR includes involuntary prepayments (foreclosure) and repurchases since our servicing portfolio actual principal run-off amounts (as explained in management’s response to Staff comment 22 above) are included in the calculation of our valuation prepayment assumptions.
Commencing with the Form 10-Q for the quarter ended September 30, 2011, the Corporation will present in a separate line item in the roll forward of the MSR asset, the impact in the MSR value related to loan repurchases.
24.	We note your disclosure on page 149 that you have the right to repurchase loans from GNMA securitizations serviced by you when certain delinquency criteria are met. Please tell us and revise to disclose how the repurchased loans impact your MSR valuation and the dollar impact during 2010 and the first quarter of 2011.
Management’s Response:
The disclosures included on page 149 relate to loans under the GNMA securitizations in which the Corporation, as servicer, has the right (but not the obligation) to repurchase, at its option and without GNMA’s prior authorization, any loan that is collateral for a GNMA guaranteed mortgage-backed security when certain delinquency criteria are met.
For accounting purposes, the eligible delinquent loans for which BPPR was the pool issuer are rebooked in the Corporation’s general ledger at the time the individual loans meet GNMA’s specified delinquency criteria and are eligible for repurchase. The Corporation is deemed to have re-gained effective control over these loans. The Corporation is required to account for the loans at fair value with an offsetting liability.
At June 30, 2011 the Corporation had recorded $156 million in mortgage loans on its financial statements related to this buy-back option program (December 31, 2010 — $168 million), with an offset in the liability. During the six months ended June 30, 2011 and 2010, the Corporation did not exercise its option to repurchase delinquent loans that meet the criteria indicated above. As long as the Corporation continues to service the loans that continue to be collateral in a GNMA guaranteed mortgage-backed security, the MSR is recognized by the Corporation.
Note 16 — Related Party Transactions, page 157
25.	We note your disclosure on page 157 that in 2009 you sold real estate assets and construction permits to a related party LLC for $13.5 million in which you funded the acquisition. In addition, we note that the loan facility issued to the related party was also for the completion of the residential construction projects and as of December 31, 2010 you have recognized an $8.6 million loss on the $15.7 million loan. Please tell us the following:

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•	The terms of the 2009 sale transaction including the assets sold and carrying value as of the sales date, whether there was any cash consideration paid, and the interest rate on the loan;
Management’s response:
The sale transaction in question refers to the Treasure Point construction project. BPPR initially made a loan to an unrelated borrower to construct and develop a residential project in Vega Alta, Puerto Rico, which would consist of 78 detached homes and 184 apartment units. An entity controlled by Mr. Vizcarrondo, a director of the Corporation, was the general contractor for the project.
The legal balance on the loan made to the original unrelated developer amounted to $45.7 million. Between September 2008 and August 2009, $25.9 million in charge-offs were recorded.
When the project went into default, BPPR commenced negotiations with the borrower which eventually led to the borrower delivering the project to BPPR in lieu of foreclosure. The loan’s carrying amount was $19.8 million at the time the unrelated developer delivered the project to BPPR. The commercial credit officers involved felt that the least costly solution for BPPR was the sale of the project to an experienced developer. The assets sold included the land and all residential units under construction. Only two developers were interested, one was Mr. Vizcarrondo who was owed a substantial amount of money under his construction contract and an unrelated third party. Mr. Vizcarrondo’s offer was superior to the other offer received. BPPR agreed to finance $10.0 million of the $13.5 million purchase price with a term loan and also agreed to provide a revolving construction facility that could not exceed $13.0 million at any time outstanding to complete the construction of the project.
The $10.0 million term loan bears a fixed rate of interest of 4.5% and has a three-year maturity expiring in August 2012. The $13.0 million revolving construction loan bears interest at a fixed rate of 4.5% per annum and matures in August 2013. Both facilities are payable from the sale proceeds of residential units based on the following formula: (i) 40% of sales proceeds (net of related expenses) are applied to the principal balance of the term loan, 44.45% to the balance of the revolving construction facility and (ii) following repayment of both facilities BPPR is entitled to 50% of the profits after the project achieves gross sales of $33 million.
The loan is collateralized by the real estate acquired.

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•	The total outstanding loan balance(s) and related allowance at December 31, 2010 and March 31, 2011 to the LLC for this transaction and any other financing provided. Please breakout this information by loan with a brief description of each loan (i.e. commercial loan for working capital purposes, loan for acquisition of assets, etc.);
Management’s response:
(a)	$10 million term loan for acquisition of asset:
As of December 31, 2010:
•	Legal balance of $8.7 million; carrying value of $3.9 million (which represents the loan’s fair value since the loan was reclassified to held-for-sale on December 31, 2010)

•	The loan was forced to non-accruing status on September 30, 2010 and has remained as non-accruing since such date.

As of March 31, 2011:

•	Legal balance of $8.0 million; carrying value of $3.3 million. The reduction in the carrying amount from December 31, 2010 was due to loan collections that approximated $0.6 million. No allowance for loan losses was recognized as of December 31, 2010 and March 31, 2011 since the loan was classified as held-for-sale and accounted for at lower of cost or fair value.
(b)	$13 million line of credit
As of December 31, 2010:
•	Legal balance of $7.0 million; carrying value of $3.2 million (which represents the loan’s fair value since the loan was reclassified to held-for-sale on December 31, 2010)

•	The loan was forced to non-accruing status on September 30, 2010 and has remained as non-accruing since such date.

As of March 31, 2011:

•	Legal balance of $7.3 million; carrying value of $3.4 million. The increase in the loan’s carrying amount and legal balance from December 31, 2010 was due to new advances of approximately $0.9 million, partially offset by loan collections of approximately $0.6 million during the three-month period.

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No allowance for loan losses was recognized as of December 31, 2010 and March 31, 2011 since the loan was classified as held-for-sale and accounted for at lower of cost or fair value.

•	Tell us whether there were any other outstanding loans with related parties of the LLC. If so, provide a brief description of the related party and the outstanding loan balance and related allowance for each at December 31, 2010 and March 31, 2011; and
Management’s response:
Set forth below is a description of outstanding loans to related parties of TP Two LLC.

					Outstanding
			Original	As of	balance as of
			Amount	12/31/10	03/31/11
			(In	(In	(In
Customer Name	Relationship	Description	thousands)	thousands)	thousands)	Purpose

Desarrollos Metropolitanos LLC	José R. Vizcarrondo indirectly owns 40% of entity and his father indirectly owns 20%	General contractor for commercial, industrial institutional and residential high rise construction	$6,000	$2,500	$2,200	Line of Credit

VMV Enterprises Corp.	José R. Vizcarrondo directly owns 60% of entity	General contractor for residential developments	$2,000	$1,400	$1,235	Line of Credit

Omega Vistamar S.E.	VMV Enterprises owns 85% of this entity. José R. Vizcarrondo owns 60% of VMV Enterprises	Developer of Mansiones de Vistamar Marina	$9,945	$4,540	$4,140	Inventory Loan

Mr. Vizcarrondo and his father, who owns 33.3% of TP Two LLC, each have a personal line of credit with the Corporation with an aggregate original amount of $3 million. The aggregate outstanding balance for both lines as of December 31, 2010 and March 31, 2011 was $2.3 million.

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The credit facilities described above were accruing interest as of December 31, 2010 and March 31, 2011 and no specific reserves for loans losses were deemed necessary.
•	The amount of the loans in the above two bullet points classified as impaired and / or nonaccrual as of December 31, 2010 and March 31, 2011 as well as a description of the valuation method for these loans.
Management’s response:
As of December 31, 2010 and March 31, 2011, both TP Two loans were classified as non-accruing in the Corporation’s accounting records. Both TP Two loans were classified as held-for-sale as of December 31, 2010 and March 31, 2011. Refer to management’s response to the second bullet of Staff comment 12 of this letter for a description of the valuation method used at the time the loans were reclassified to held-for-sale and subsequently.
Other related credit facilities described in the previous bullet were accruing as of December 31, 2010 and March 31, 2011 and did not require any specific reserves for loan losses. Since the other related credit facilities are not classified as held-for-sale, these were not adjusted to fair value.
Note 31 — Income Taxes, page 184
26.	We note your disclosure on page 186 that the Puerto Rico Banking operation was in a cumulative loss position for the three-year period ended December 31, 2010. You disclose that the main driver for the loss was the performance of the construction loan portfolio including the charges related to the proposed sale of the portfolio. In addition, we note your disclosure that the event causing the cumulative three-year loss is not a continuing condition of operations in your opinion. However, we also note your disclosure in your first quarter Form 10-Q that weak economic conditions in Puerto Rico have continued to adversely affect your commercial and residential mortgage loans delinquency rates and that the unemployment rate is 16.9%. Please tell us and revise disclosures in future filings to address in detail how you determined that a valuation allowance was not necessary for your deferred tax assets for the Puerto Rico operations. In your response, specifically address your statement that the cause of the losses, the credit decline of your loan portfolio, is not a continuing condition of operations even though your provision for loan losses, non-performing loans, and non-performing assets for the Puerto Rico segment have increased since 2008 and did not significantly decline from 2009 to 2010. As part of your response, include all the positive and negative evidence used to

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support your decision. Refer to the guidance beginning in ASC 740-10-30-16 through ASC 740-10-30-25.
Management’s Response:

As indicated in our disclosures, the Corporation assessed the realization of the deferred tax asset of the Puerto Rico operations based on the weighting of the available evidence and concluded that it is more likely than not that the deferred tax asset will be realized. Factors considered and disclosed include:
•	The Corporation’s banking operations in Puerto Rico have a very strong earnings history;

•	The taxable loss in 2010 is considered an isolated and non recurrent event since it is directly related to the performance of the construction portfolio and to the decision made by the Corporation of promptly charging-off all collateral dependant loans. A significant portion of the construction portfolio was reclassified to held-for-sale and were written down to fair value based on a bid received and valuations obtained from an external party;

•	The sale of the construction loan portfolio will substantially reduce BPPR non-performing loans and will reduce significantly the allowance for loan losses and the related charge-offs for BPPR, since the construction loan portfolio is one of the major portfolios impacted by the credit crisis in Puerto Rico;

•	In case the sale of the loans is not completed, the portfolio has been discounted by 55% of its legal principal balance; an amount expected to be enough to cover any future loss on this portfolio; and

•	The taxable loss position of the Corporation’s banking operations in Puerto Rico is considered minimal based on the earnings history and future earnings projections of these operations.
Furthermore, it should be noted that there are tax planning strategies available that were not considered in concluding that the deferred tax asset related to the Corporation’s Puerto Rico banking operation is fully realizable. Its availability would provide a higher level of confidence for the realization of the deferred tax asset.
Background Information and Analysis of ASC 740
ASC 740 provides that the amount of a deferred tax asset “is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized [ASC 740-10-30-2(b)]. The realization of a deferred tax asset “ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law” [ASC 740-10-30-18]. Under Puerto Rico law, the carryforward period is seven years, with the exception of net operating losses incurred for years 2005 to 2011 which are subject to a ten-year period carryforward.
In making the determination of the realization of the deferred tax asset, the Corporation considered all available evidence, both positive and negative [ASC 740-10-30-17]. Such evidence should be weighted based on whether it can be objectively verified [ASC 740-10-30-23]. In order to reach a conclusion that a valuation allowance is required, BPPR must make a

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determination that “more likely than not (a likelihood of more than 50%) some portion or all of the deferred tax asset will not be realized” [ASC 740-10-30-5(e)].
ASC 740 explains the “more likely than not” standard stating that “forming a conclusion that a valuation allowance is not needed is difficult when the corporation has negative evidence” [ASC 740-10-30-21]. This paragraph mentions four examples (this list is not all inclusive) of negative evidence:
•	cumulative losses in recent years;

•	history of operating losses or tax credits carryforwards expiring unused;

•	unsettled circumstances that, if unfavorably resolved, would adversely affect the future levels of profits; and

•	brief carryback or carryforward period.
ASC 740 mentions several examples of positive evidence used to overcome negative evidence. This list is not all-inclusive and the statement clearly states that they are examples, “not prerequisites,” of positive evidence. [ASC 740-10-30-22] The list includes:
•	existing contracts or firm backlog sales;

•	assets with built in gains;

•	strong earning history exclusive of the loss that create the future deductible amount.
“The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” [ASC 740-10-30-23] A commentator has mentioned that “the statement [FAS 109] limits the [deferred tax] asset by requiring a valuation allowance for the asset if the realization is sufficiently in doubt under the more likely than not standard” [Ghung, Kwang Hyun, Deferred Tax Accounting for Carryforwards, The CPA Journal (October 22, 1992)]. The same commentator also mentioned that the FASB adopted the more likely than not standard in lieu of a more stringent standard for operations with cumulative losses. In such case, ASC 740 states that it is difficult, not impossible to overcome this evidence. This “difficult” threshold is mainly due to the fact that the history is more objectively verifiable than the future and cumulative losses in recent years could show a deterioration of the business in the long term. The event that caused BPPR to be in a three-year loss position was the charge-offs related to the construction loan portfolio. The charge-offs related to the other loan portfolios (without losses related to the construction loan portfolio) would not render BPPR in a three-year loss position.
The Corporation analyzed the year ended December 31, 2010 using book income adjusted for permanent differences and taxable income. The Corporation recognizes that book income adjusted for permanent differences is the best indicator of future taxable income. However, in light of the net operating losses (“NOLs”) utilization and based on ASC 740-10-30-18, the Corporation also analyze taxable income.

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In order to assess the need for a valuation allowance on the deferred tax asset, as previously mentioned, Management considered ASC 740-10-30-18, which establishes that the “future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law”.
The taxable income earned by BPPR for the most recent years was as follows1:

Taxable Income or
(Loss)
Year	(In thousands)

Estimated 2010	$(344,633)
2009	135,967
2008	164,533
2007	273,244

This table shows an estimated taxable loss for 2010. This was the first expected taxable loss for BPPR in more than 30 years. This loss is sizeable and enough to render the most recent three years in a cumulative taxable loss of $44.1 million. It was important to the Corporation’s analysis that BPPR only needs to earn $35 million of taxable income per year to use the NOLs before their expiration date.
The main driver of the expected taxable loss for 2010 and the reduction of taxable income for years 2009 and 2008 are the increase in charge-offs. As the table shows, there is an inverse relationship between taxable income and the net charge-offs, which are deductible for tax purposes.

(In thousands)	2007	2008	2009	2010

Taxable Income	$273,244	$164,533	$135,967	$(344,633)
Net Charge-Offs	$151,761	$306,185	$472,211	$648,746

[1]	The estimated taxable income figure for 2010 was prior to the Closing Agreement signed with the Puerto Rico Department of the Treasury on June 30, 2011 explained later in our response.

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Also, as presented in the table below, there is an inverse relationship between book income before tax and the provision for loan losses. Book income decreased since 2007 and began to increase in 2011 (six-month annualized).

					2011
(In thousands)	2007	2008	2009	2010	(annualized)

Book income before tax	$359,935	$158,553	$38,614	$(14,670)	$343,936
Provision for loan losses	$201,877	$468,376	$586,531	$581,137	$209,746

This increase in net charge-offs and the increase in the provision for loan losses was mainly driven by the performance of the construction loan portfolio. Since management was aware of this situation, as of December 31, 2010, BPPR was negotiating the sale of its construction loan portfolio. The sale was expected to be completed during the first quarter of 2011 at an additional taxable loss of $140 million2, a loss that was recorded on books in December 2010.
If the analysis is made using book income adjusted by permanent differences instead of taxable income, the results show worse results for 2008 and 2009, but better results for 2010 and 2011, when comparing adjusted book income against taxable income. In the case of 2010 and 2011, the permanent differences reflect the fact that the exempt income is fully taxable in years with a net taxable loss and years to which a net operating loss is carried over; therefore, the amount of exempt income that is a permanent difference is less in 2010 and expected to be less in 2011 versus 2008 and 2009. Accordingly, we do not show any exempt income for those years.3

(In thousands)	2007	2008	2009	2010

Book income before tax	$359,935	$158,553	$38,614	$(14,670)
Exempt income (net of disallowances)	(132,492)	(143,057)	(108,669)	—
Other permanent differences	292	226	2,057	(7,940)

Adjusted book income	$227,735	$15,722	$(67,998)	$(22,611)

[2]	$130.9 million on the loan transfer, of which $74.9 million has specific reserves in allowance for loan losses leaving an impact on income per books of $56 million and $9.5 million as an unfunded commitment. These amount were recorded on books during December 2010.

[3]	The exempt income net of disallowance for 2010 is $74.3 million. The exempt income for 2007, 2008 and 2009 includes BPPR exempt securities plus the International Banking Entity (“IBE”) unit of BPPR. The IBE is not included as exempt for 2010 and 2011 because the IBE Act provides that if the net income of the IBE exceeds 20% of the net income of the bank, such excess is taxable at ordinary rates. Since losses are expected in such year no benefit is allowed. This is the first time in BPPR history that this 20% is triggered since BPPR keeps an IBE unit of a reasonable size relative to the size of the bank.

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August 12, 2011

Since the main factor in the increase of the allowance for loan losses and the decrease in net income until 2010 were attributable to the construction loan portfolio, the Corporation considered in detail the construction loan portfolio performance in its analysis performed as of December 2010.

	Construction Loan Portfolio
(In thousands)	2007	2008	2009	2010

Net charge-offs	$(1,606)	$63,994	$192,234	$289,049
Allowance for loan losses	73,359	114,193	214,783	15,944
Non-performing loans	47,505	209,696	604,201	476,788
Provision for loan losses	6,567	143,491	295,917	163,695
Loss on reclassification				140,000

If we add to the pre-tax book income the provision for loan losses related to the construction loan portfolio, which is the item that creates a deduction in books, an adjusted book income before tax at a level of approximately $300 million can be observed from 2007 through the 2011 projection. That is the main reason we have concluded that regardless of the weak economic conditions in Puerto Rico that have continued to adversely affect our commercial and residential mortgage loan delinquency rates and the high unemployment rate of 16.9%, the deferred tax asset is realizable. The book income of BPPR without the provision for loan losses for the construction loan portfolio has been in the $300 million mark over a 5-year period, regardless of the provision for loan losses related to our mortgage and commercial loan portfolios.

(In thousands)	2007	2008	2009	2010

Book income before tax	$359,935	$158,553	$38,614	$(14,670)

Provision for loan losses — construction portfolio	6,567	143,491	295,917	303,695

Adjusted book income	$366,502	$302,044	$334,531	$289,025

The pretax book income forecasted for the years 2011, 2012 and 2013 provides enough taxable income to use the loss expected as of December 2010 and the reversal of temporary differences in 2011.
The Corporation updates on a quarterly basis the analysis that was performed for the year ended December 31, 2010. The main reason to continue to sustain the realization of the deferred tax asset during the first quarter of 2011 is the forecasted results for year 2011, including actual results for the first quarter exceeding the forecast projection used in the December analysis.
Subsequent Events after the Filing of the Form 10-Q for the First Quarter of 2011
On May 25 2011, the Corporation received a private letter ruling from the Puerto Rico Department of the Treasury (“P.R. Treasury”) regarding the treatment of charge-offs for tax purposes. In summary, the government ruled that the criteria to have a loss for taxes is more rigorous than the criteria to have a charge-off in books and based on Puerto Rico laws and regulations, ruled that if the Corporation decided to take a bad debt deduction for the charge-offs taken in books in the same year, a conclusive presumption is made as to the non-collectability of the loan. On the other hand, if the Corporation decides not to take the deduction in the same year, eventually it has to prove the non-

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collectability of the loan based on stated criteria. On June 30, 2011, the Corporation entered into a Closing Agreement with the P.R. Treasury, in which both parties agreed that pursuant to the ruling, the deductions for bad debts taken on the tax returns of 2009 and 2010 for the charge-off in books related to the construction and commercial loan portfolios will be reversed and the tax returns adjusted. It was agreed that such bad debt deductions will be taken on an evenly basis for tax purposes over taxable years 2013, 2014, 2015 and 2016. The closing also states that the agreed deduction period is not altered by any sale of loans already classified as held-for-sale. As a result of the agreement, the expected taxable loss for 2010 changed to taxable income. As a result of the ruling and closing agreement, the Corporation increased its deferred tax asset, but spread its use over 4 years to reduce the probability of a future taxable loss. With this transaction, we also increased the likeliness of the usage of all of BPPR’s deferred tax assets since the time limitation of the net operating losses is no longer impacting our analysis. The disclosures on our Form 10-Q for the quarter ended June 30, 2011 were expanded to include the specific events of the six months ended June 30, 2011. Refer to Note 28 — “Income Taxes” in the consolidated financial statements included in the Corporation’s Form 10-Q for the quarter ended June 30, 2011.
Definitive Proxy Statement on Schedule 14A
Nomination of Directors, page 18
27.	In future filings, please disclose the substance of your response to the fourth bullet point of comment 23 of our letter dated September 24, 2010, in which you indicated that the Corporate Governance and Nominating Committee Charter “does not include specific qualities or skills that a person must possess to be nominated as a director” and that the Board “has determined that, in general...it is more important to look for candidates with broad management experience than for persons with specific skill sets.”
Management’s Response:
The Corporation intends to include a disclosure similar to the following in the 2012 Proxy Statement:
“The Corporate Governance and Nominating Committee Charter, does not include specific qualities or skills that a person must possess to be nominated as a director. The charter provides that, in nominating candidates, the Committee will take into consideration such factors as it deems appropriate which may include judgment, skill, diversity, experience with business and other organizations, the interplay of the candidate’s experience with the experience of the Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.
Under the Corporation’s Corporate Governance Guidelines, the Board should, based on the recommendations of the Corporate Governance and Nominating Committee, select new nominees for the position of independent director considering the following general criteria:

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•	personal qualities and characteristics, accomplishments and reputation in the business community;

•	current knowledge and contacts in the communities in which the Corporation does business and in the Corporation’s industry or other industries relevant to the Corporation’s business;

•	ability and willingness to commit adequate time to Board and committees matters;

•	the fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Corporation; and

•	diversity of viewpoints, background, experience and other demographic factors.
In practice, the Board has determined that for a community based financial institution such as the Corporation it is more important to look for candidates with broad management experience than for persons with a specific skill set.
The Corporate Governance and Nominating Committee does not have a specific diversity policy with respect to the director nomination process. Rather, the Committee considers diversity in the broader sense of how a candidate’s viewpoints, experience, skills, background and other demographics could assist the Board in light of the Board’s composition at the time.”
The Corporation further advises the Staff that, during 2011, another female director, C. Kim Goodwin, was appointed to the Board of Directors.
Other Relationships, Transactions and Events, page 23
28.	In future filings please identify your officers and directors and their family members employed by you and or your subsidiaries. Please see Instruction 1 to Item 404(a) of Regulation S-K.
Management’s Response:
Page 24 of our 2011 Proxy Statement identifies the officers and directors and their family members who are employed by the Corporation and its subsidiaries and who have entered into transactions covered by Item 404(a) of Regulation S-K. We will disclose the applicable relationships in our 2012 Proxy Statement pursuant to the requirements of Item 404(a) of Regulation S-K.

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29.	Please provide proposed disclosure to be included in future filings describing the loan to TP Two, Inc. in greater detail. The discussion should include all material terms including:
•	original loan amount;

•	the amount outstanding as of the latest practicable date;

•	the amount of interest paid during the applicable disclosure period;

•	the loan interest rate;

•	whether the real estate assets were posted as collateral; and

•	whether Messrs. Vizcarrondo are personally liable for loan.
Management’s Response:
At the time we file the 2012 Proxy Statement we will analyze whether a disclosure related to the TP Two, Inc. loan is appropriate under the applicable requirements. If it is, we intend to include an updated version of a disclosure similar to the following:
“In August 2009, the Bank sold part of the real estate assets and related construction permits of a residential construction project, which had been received from a Bank commercial customer as part of a workout agreement, to TP Two, LLC for $13.5 million. TP Two, LLC is controlled by José R. Vizcarrondo, a director of the Corporation and a nephew of the Corporation’s Chairman, President and CEO, and Mr. Julio Vizcarrondo, Jr., the brother-in-law of the Chairman, President and CEO of the Corporation. The Bank received two offers for the project, and TP Two, LLC offered the higher amount. The sales price represented the value of the real estate according to an appraisal report. This transaction was approved by the Audit Committee as required by the Related Party Transaction Guidelines.
The Bank provided a loan facility to finance the acquisition and completion of the residential construction project. The facility consisted of a term loan in the amount of $10 million and a revolving line of credit that could not exceed $13 million at any time outstanding. The facility has a fixed interest rate of 4.5%. The loan is collateralized by the real estate acquired and neither Mr. José Vizcarrondo nor Mr. Julio Vizcarrondo is personally liable for the loan. During the fourth quarter of 2010, the Corporation recognized a loss of $8.6 million out of an outstanding principal balance of $15.7 million, as a result of a decrease in the estimated value of the property securing the loan. The loans were placed in non-accrual status on September 30, 2010. During 2010, before being placed in non-accrual, the loan accrued $507,000 on interest which was paid from a capital interest reserve account as part of the loan. As of March 31, 2011, the facility had an outstanding legal balance of $15.3 million.”

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Proposal 2: Advisory Vote Related to Executive Compensation, page 24
30.	Please tell us whether the Compensation Committee considered the results of the 2010 shareholder advisory vote in determining executive compensation for the 2010 fiscal year. If applicable, discuss how the Committee’s consideration of the vote affected compensation decisions and policies. See Regulation S-K Item 402(b)(1)(vii). Please also apply this comment to your future filings, as appropriate.
Management’s Response:
Pursuant to the Corporation’s participation in TARP, an advisory vote related to executive compensation was conducted at its Annual Meeting of Stockholders, held on May 4, 2010. The stockholders approved the overall executive compensation policies and procedures employed by the Corporation as described in the Compensation Discussion and Analysis and tabular disclosures, which are centered on promoting a performance-based culture and aligning the interests of stockholders and executives by linking a substantial portion of compensation to the Corporation’s financial performance, without encouraging unnecessary or excessive risk taking. This stockholder validation of the Corporation’s executive compensation policies and practices was taken into consideration by the Committee as it developed strategic objectives, business plans and compensation elements related to the 2010 fiscal year compensation around the standards mentioned above. Incentive awards corresponding to 2010 were based on each NEO’s contribution to the improvement in the Corporation’s capital levels, liquidity and asset growth and performance. Base pay decisions took into consideration competitive market data and the need to provide fair pay in order to keep NEOs focused on the Corporation’s continued progress and performance.
We will include a similar disclosure in our 2012 Proxy Statement in connection with our results in the 2011 shareholder advisory vote on executive compensation.
Base Salary, page 33
31.	We note your disclosure that the Compensation Committee approved base salary increases in March 2010 that “restored base pay to the levels prevalent in 2005 for the CEO and in 2007 for all other NEOs.” It appears that some of the salaries appear significantly higher than in 2005 and 2007. For example, see Mr. Jordán’s 2007 and 2010 salaries. If factors other than restoring base salary to 2005 and 2007 levels contributed to the increases, please provide proposed disclosure describing the additional factors and confirm that you will include the disclosure in future filings. Alternatively, explain the discrepancies.
Management’s Response:
The goal behind the March 2010 base salary increases was to restore the NEOs’ base salaries to the levels generally in effect prior to their last salary reduction (2005 for the CEO and 2009 for other NEOs) and integrate the traditional Christmas bonus (a standard 4.17% of base pay) into their base salary. The key driver for the 2010 salary increases was not to place the NEOs

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at the specific levels of a specific year. The reference to the levels in 2005 (for the CEO) and 2007 (for the other NEOs) was intended to put the revised base pay in historical context in order to convey the message that base pay had remained similar to levels prevalent several years prior. After careful consideration, we have now realized that while 2005 was an appropriate reference year for the CEO, 2006 (rather than 2007) was the better reference year for the other NEOs. Please note, however, that when the 2010 salary increases were made, Mr. Jordán was not an NEO, so his salary was not included in this analysis.
The Corporation manages NEO base pay in a prudent manner, with decisions based on role, scope and complexity, individual performance, market competitiveness, and the Corporation’s financial performance. Since 2005, which marked the beginning of weakening economic conditions and the downturn in the Corporation’s financial performance, several base pay actions were taken, all of which were disclosed in the corresponding proxy statement. The actions comprised the following:
1.	2005 voluntary base pay reduction by the CEO (10%), followed in 2006 by the other NEOs (at least 5%).

2.	2006 base pay increase of 3% for al NEO’s (coincident with the aforementioned reduction) as a consequence of the elimination of the Corporation’s deferred profit sharing plan, part of a retirement program restructuring applicable to all similarly situated employees.

3.	2008 restoration of the 2006 base pay reduction for NEOs (other than the CEO). In the case of Mr. Jordán, the Compensation Committee approved a supplemental adjustment in recognition of the evolution of the Risk Management role in preceding years in terms of scope, complexity and regulatory impact.

4.	2009 base pay reduction for NEOs (other than the CEO) as part of actions taken to generate cost savings due to the deteriorating economic crisis and the Corporation’s financial results (at least 7.5%).

5.	2010 restoration of the 2005 reduction for the CEO and the 2009 reduction for the other NEO’s, and increase to reflect the elimination of other benefits such as the traditional Christmas bonus (4.17% of base pay).
Based on the above, for illustrative purposes, we compared the 2010 base pay with the historical adjusted base pay (incorporating the aforementioned retirement program changes (3%) and Christmas bonus (4.17%)).
•	In the case of the CEO, 2010 base pay of $855,835 compares to the 2005 adjusted base pay of $854,933.

•	In the case of 2010 NEOs Messrs. Junquera and Chafey, the relevant comparison point should have been 2006 (one year earlier than the year 2007 indicated in the proxy).

•	As noted above, Mr. Jordán was not an NEO when the 2010 salary increase became effective and, thus, should have been excluded from the general comparative statement regarding 2007. Mr. Vázquez was not an NEO in either 2006 or 2007. However, as

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noted below for the supplemental information of the Staff, Mr. Vázquez’ 2010 base salary was equivalent to his 2007 base salary, when he was not an NEO.

The table below demonstrates 2010 base pay as well as 2007 and 2006 adjusted base pay:

		2007 Adjusted	2006 Adjusted
NEO	2010 Base Pay	Base Pay	Base Pay
Mr. Junquera	$589,530	$561,458	$590,104

Mr. Chafey	$799,220	$726,563	$804,688

Mr. Jordán	$416,667	$306,250	$321,875
	Mr. Jordán was not an NEO in 2010. The difference includes a special base pay adjustment in 2008 reflecting the evolution of the Risk Management role in preceding years in terms of scope, complexity and regulatory impact.

Mr. Vázquez	$500,000	$500,000	$462,500
	Mr. Vázquez was not an NEO from 2006-2008. He received a special base pay adjustment in 2007 related to performance and increased scope of his organizational role.
Performance-based Incentive Compensation, page 35
32.	We note your disclosure that the Compensation Committee grants restricted stock awards based upon its consideration of “several financial goals...as well as strategic and personal objectives.”
•	We note your disclosure on page 35 stating that the critical objectives included managing your liquidity and capitalization, strategically repositioning your U.S. operations and managing effectiveness and cost control. To the extent that there were specific targets or thresholds with respect to these goals, please provide proposed disclosure of the thresholds and level of achievement. Additionally, please provide proposed disclosure explaining how named executive officers’ achievement of “critical 2009 initiatives to manage [your] liquidity and capitalization, strategically reposition [your] United States operations, and improve management effectiveness and cost control” determined the sizes of the restricted stock awards in February 2010. Refer to Regulation S-K Item 402(b)(v).

•	For each of executive officer, please identify the personal objectives used to determine restricted stock awards and describe the level of achievement. See Regulation S-K Item 402(b)(vii).

•	Please clarify whether the Committee has discretion to award compensation in the event that performance goals were not achieved or to reduced or increase the size of a reward. See Regulation S-K Item

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402(b)(vi). If so, please tell us how such discretion ultimately impacted performance-based equity awards in 2010 and revise future filings accordingly.
Management’s Response:
During 2009, the Corporation operated in an unprecedented economic environment characterized by deep economic recession, continued deterioration of credit quality and new regulatory requirements for bank capital structures. In this volatile environment, the Compensation Committee required flexibility and discretion to manage goals and rewards so that the Corporation’s NEOs were adequately compensated for critical accomplishments that strengthened the Corporation’s ability to weather the recession and position it for future profitability. The imperative at the beginning of 2009 was to control credit risk, stabilize financial losses and improve the Corporation’s capital structure with objectives established and executed during the course of the year. While specific thresholds or targeted levels of achievement were generally not predetermined, the Corporation’s NEOs successfully led the achievement of the following results:
•	Raised Tier 1 common equity to well above regulatory guidelines — Generated $1.4 billion in Tier 1 common equity, achieving a Tier 1 common equity ratio of 6.39% (above the required 4.00%, which may be considered a threshold in terms of goal-setting) through the suspension of dividends and exchange offers of preferred and trust preferred shares.

•	Improved credit risk management through the segregation and consolidation of commercial credit functions, strengthening of portfolio review and loss mitigation for early identification and action related to problem loans, and enhancement of tools and processes for consumer credit underwriting and collection.

•	Downsizing in the continental US operations — Closed 38 branches (27% of total), exited or downsized businesses not relationship-based or whose profitability was severely impacted by the economic downturn (reducing loan balances by $1.3 billion), exited 40% of its workforce, implemented a more integrated management structure with the Puerto Rico-based operations.

•	Reduced expenses through the implementation of organization-wide cost controls, which included freezing the pension plan, suspending the savings plan match, and reducing the number of employees by 11% and personnel expenses by 12%.
The above actions served to stem the Corporation’s losses and solidify its capital structure. In consideration of the concerted effort undertaken by the Corporation’s leadership to achieve the above results, the Committee decided to award TARP-compliant restricted stock valued at 50% of prior-year earned base pay to each NEO. These awards represented a significant reduction as compared to the Corporation’s prior incentive targets, which had been 100% for short-term cash incentives for all NEOs and 100% for equity incentives (200% for the CEO). The above TARP restricted stock awards were lower than the maximum permissible amount of one-third of annual compensation, and they were also subject to an additional performance criteria requiring the achievement of profitability prior to becoming transferable (i.e. more stringent than TARP requirements).

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•	In determining the awards, the Committee took into consideration each NEO’s specific contribution to the achievement of the aforementioned 2009 results, as follows:
•	Mr. Carrión: Led the organizational strategy on the above initiatives and represented the Corporation in negotiations with investors and regulators.

•	Mr. Junquera: Developed and executed the capitalization plan and expense control initiatives.

•	Mr. Chafey: Operationalized the foregoing initiatives into divisional and departmental goals, leading the development and execution of strategies for loss mitigation, and expense reduction.

•	Mr. Jordán: Bolstered the Corporation’s credit risk management capabilities and execution through staffing, strengthening of credit review processes and management of the Corporation’s troubled asset portfolios.

•	Mr. Vázquez: Led Puerto Rico initiatives to improve consumer credit underwriting and collections, and contributed to the restructuring of US operations, including the determination of non-core businesses that should be exited and those which should be the focus for future profitable growth.
•	The Committee exercises discretion to determine awards in accordance with the performance-based policies and procedures, taking into consideration financial and individual goals established at the beginning of each year, as well as leadership’s response to unanticipated challenges during the course of the year. In 2010, in light of the NEOs’ contributions to the previously described improvements in the Corporation’s financial condition, the Committee awarded the same percent of base pay in the form of TARP restricted stock to each NEO, which, as mentioned above, represented 50% of prior year’s earned base pay.
We will include similar disclosures in our 2012 Proxy Statement, in connection with compensation decisions made in 2011.
Summary Compensation Table, page 38
33.	We refer to footnote (d) to the summary compensation table, in which you state that Mr. Alvarez received a short-term cash incentive “determined as a percentage of base pay in accordance with the achievement of his performance goals.” While we note your disclosure on page 36 regarding Mr. Alvarez’s contributions, it is unclear whether specific performance goals — corporate or individual — must have been achieved by the company or Mr. Alvarez in order for him to receive the cash bonus. Please advise.
Management’s Response:
In order for Mr. Alvarez to receive his cash bonus, the CEO and the Compensation Committee evaluated his performance against a number of personal goals. Upon the commencement of Mr. Alvarez’s service as Chief Legal Officer in June 2010, he was assigned the goal of supporting several of the Corporation’s ongoing critical initiatives related to increasing capital, liquidity and assets. Although no specific quantitative goals were established for Mr. Alvarez, the CEO and the Compensation Committee noted that Mr. Alvarez exceeded expectations in his new position by rapidly assuming a critical role representing the Corporation in several asset disposition and

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capitalization initiatives, integrating the operations acquired through the FDIC assisted transaction, and establishing mechanisms to ensure the Corporation’s compliance with the Dodd-Frank Act. Furthermore, he assumed the new roles of overseeing the Strategic Planning Division and administrative aspects of the Internal Audit Division. Therefore, he was awarded a short-term bonus equal to 80% of his 2010 earned base pay, as compared to the target incentive of 50%.
Form 10-Q for the Quarter Ended March 31, 2011
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86
Credit Risk Management and Loan Quality, page 106
Table K — Non-Performing Assets, page 108
34.	Given the volume of non-performing assets and activity within the balance during the period, please provide a roll forward of non-performing assets in future filings.
Management’s response:
The following tables for the commercial and construction loans held-in-portfolio were included in the Credit Risk Management and Loan Quality section in Item 2. Management’s Discussion and Analysis of the Corporation’s Form 10-Q for the quarter ended June 30, 2011.
Commercial loans:

	For the quarter ended June 30, 2011			For the six months ended June 30, 2011
(Dollars in thousands)	BPPR		BPNA	BPPR	BPNA

Beginning Balance	$521,321		$225,408	$475,935	$239,558
Plus:
New non-performing loans	111,545		75,263	233,580	124,812
Less:
Non-performing loans transferred to OREO	(2,403)		(6,958)	(5,509)	(12,833)
Non-performing loans charged-off	(41,532)		(32,005)	(73,411)	(70,529)
Loans returned to accrual status / loan collections	(35,992)		(34,542)	(77,656)	(53,842)

Ending balance June 30, 2011	$552,939	[a]	$227,166	$552,939	$227,166

[a]	Excludes $4.5 million in non-performing commercial lines of credit and business credit cards

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Construction loans:

	For the quarter ended June 30, 2011		For the six months ended June 30, 2011
(Dollars in thousands)	BPPR	BPNA	BPPR	BPNA

Beginning Balance	$57,176	$166,983	$64,678	$173,876
Plus:
New non-performing loans	4,779	3,499	16,727	15,376
Advances on existing non-performing loans	3,157	—	3,157	—
Less:
Non-performing loans transferred to OREO	(3,780)	(45)	(4,924)	(1,035)
Non-performing loans charged-off	(275)	(6,441)	(9,694)	(12,255)
Loans returned to accrual status / loan collections	(2,366)	(24,452)	(11,253)	(36,418)

Ending balance June 30, 2011	$58,691	$139,544	$58,691	$139,544

The roll forward information for the consumer and mortgage loan portfolios is not readily available. The Corporation intends to include information related to additions to non-performing consumer and mortgage loans in future filings.
Commercial Loans, page 110
35.	We note your disclosure that non-performing loans primarily includes past-due loans that are no longer accruing interest and renegotiated loans, and that as of March 31, 2011, your non-performing commercial and construction loans totaled $752.3 million and $224.2 million, respectively, per your table on page 108. We also note your disclosure on page 117 that your impaired commercial and construction loans totaled $460.0 million and $217.9 million, respectively, as of March 31, 2011. Finally, we note your disclosure on page 108 that there were $93 million of performing loans, excluding covered loans, which in management’s opinion are currently subject to potential future classification as non-performing and are considered impaired. In light of your definition of impaired loans disclosed in your 2010 Form 10-K, which is also based on past due status as well as situations where you believe a debtor would be unable to pay all amounts due according to contractual terms of the loan, please explain the significant difference between the impaired loan balance and the non-performing loan balance. As part of your response, provide a reconciliation between the two balances, and for any other loan class where there is a significant difference between the two amounts. Additionally, tell us the amount of non-performing commercial and construction loans which are collateral dependent and tell us the total amount of charge-offs that have been taken on these non- performing loan classes as compared to their remaining unpaid principal balances.

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Management’s Response:
The difference of $292 million and $6 million between amounts reported as commercial and construction non-performing loans, respectively, and impaired commercial and construction loans of $462 million and $218 million, reported as commercial and construction impaired loans relates principally to the Corporation’s definition of impaired loans, in which the Corporation has defined as impaired loans those commercial and construction borrowers with outstanding debt of $1 million or more and with interest and/or principal 90 days or more past due. Although the accounting codification guidance for specific impairment of a loan excludes large groups of smaller balance homogenous loans that are collectively evaluated for impairment (e.g., mortgage loans), it specifically requires that loan modifications considered trouble debt restructuring be considered as impaired loans and analyzed for impairment. As a result all the Corporation’s mortgage TDRs loans are accounted for and reported as impaired loans.

	Non-performing	Impaired
(In thousands)	loans	loans	Variance

Loan portfolio:
Commercial	$752,338	$460,028	$292,310
Construction	224,159	217,892	6,267
Mortgage	599,361	147,026	452,335

Total	$1,575,858	$824,946	$750,912

As of March 31, 2011, approximately 1,500 non-covered commercial loans with individual outstanding principal balances under $1 million were not considered impaired loans following the Corporation’s definition of impaired loans. In the case of the mortgage loan portfolio, the impaired loans only include loans modified and accounted for as TDRs.
As of March 31, 2011, $450 million or 60% and $218 million or 97% of the non-covered commercial and construction non-performing loans, respectively, were considered collateral dependent loans. Charge-offs taken on these non-performing classes amounted to $34 million and $13 million, respectively, for the first quarter of 2011.
On a quarterly basis, the Corporation’s management may consider certain commercial and construction loans to be impaired even though these are performing in principal and interest. Usually, these are loans that have shown certain weaknesses that may result in the deterioration of the repayment capacity of the subject borrower. As of March 31, 2011, performing commercial and construction loans also classified as impaired loans in the table above amounted to $93 million and no specific valuation allowance was considered necessary.
Consumer loans, page 115
36.	We note your disclosure that the decrease in non-performing consumer loans was attributable in part to home equity lines of credit and closed-end second mortgages as these loan portfolios showed signs of improved performance due to significant charge- offs in previous quarters combined with aggressive collection and modification efforts. Your disclosure also indicates that E-LOAN’s portfolio of home equity lines of credit and closed-end second mortgages outstanding as of

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March 31, 2011 totaled $416 million with a related allowance of $35 million. Please respond to the following:
•	Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, tell us the results of that data and consider providing disclosure of this information in future filings.
Management’s Response:
BPNA does not receive reports directly from any first lien position lenders. Due to the limited information available, BPNA normally tracks defaults either through receipt and review of updated credit bureau reports or notification from either the first lien lender or the courts during the litigation process.
•	Tell us and disclose the percentage of the home equity lines of credit and closed-end second mortgages where you also hold the first lien.
Management’s Response:
BPNA does not have readily available this information. Management intends to collect this information to be able to present it in future filings.
•	Tell us whether the default and delinquency statistics for the second mortgages where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.
Management’s Response:
BPNA does not have this information readily available. Management intends to collect this information and provide it as part of its future filings.
•	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity lines of credit.
Management’s Response:
BPNA does not have readily available this information. Management intends to collect this information and provide it as part of its future filings.

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•	Describe the terms of the home equity lines of credit in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.
Management’s Response:
About 90% of E-LOAN’s HELOC portfolio was originated in 2007 and is a 10-year disbursement period followed by a 15-year repayment period.
•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.
Management’s Response:
As indicated above, due to the origination dates of the portfolio we do not have any that are in re-payment to complete the comparison.
Allowance for Loan Losses, page 116
Table — Activity in Specific ALLL for the quarter ended March 31, 2011, page 119
37.	We note your disclosure on page 119 that you rely on a study of OREO, short sales, and loan sale activity for the past two years to determine the discounts you apply to aged appraisals. In addition, we note that you include the cost to sell in the discount rates applied. Please tell us and revise your future disclosures to address the following:
•	The percentage of the discount rate applied that represents the costs to sell by loan type, if applicable;
Management’s Response:
The costs to sell discount rate determined and applied by BPPR management to its commercial and construction loan portfolios is currently 10%, while for the mortgage loan portfolio is currently 5%. The BPNA segments currently uses a 4.8% cost to sell to discount all loan segments.

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•	Tell us whether you update the sales information in your study and if you determine the discount rate on a rolling two year period;
Management’s Response:
Sales information included in the Corporation’s study covers short sale and loan sale transactions during the past two years, comparing net proceeds received by the Corporation relative to most recent appraised value of the properties.
•	Given the wide range of discounts applied (0 to 30% and 10% — 40%), disclose the weighted average discount or the discount most typically applied; and
Management’s Response:
As of June 30, 2011, the weighted average discount rate for BPPR was 21%. For commercial and construction loans at the BPNA reportable segment, the most typically applied collateral discount is 30%.
Management included this information as part of its Form 10-Q for the quarter ended June 30, 2011.
•	Tell us whether the discount rates are calculated based on all historical information for all loan and property types or on a disaggregated basis (e.g., by property type, location, etc).
Management’s Response:
The Corporation discount rates are applied to appraisals based on available historical information. The main source of information is new appraisals received by the Corporation and/or recent sales data. Discount rates are updated annually and are calculated for all commercial and construction loan types.
Percentage of the Corporation’s Impaired Construction Loans that we relied upon “as developed” and “as is”...., page 120
38.	We note your disclosure on page 120 that 40% of your impaired construction loans were valued based on an “as developed” method. In addition, we note that you consider the costs to complete the project and the related increase in debt as part of your individual reserve determination. Please tell us and revise your disclosures to discuss in greater detail how the cost to complete the project and the related debt are considered in your impairment analysis. For example, tell us whether these items represent deductions to the “as developed” value that is then

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compared to the outstanding loan balance. In addition, explain to us your estimation process for the cost to complete.
Management’s Response:
Costs to complete are deducted from the subject “as developed” collateral value on impaired construction loans. Impairments determinations are calculated following the collateral dependent method, comparing the outstanding principal balance of the respective impaired construction loan against the expected realizable value of the subject collateral. Realizable values of subject collaterals have been defined as the “as developed” appraised value less costs to complete, cost to sell and discount factors. Cost to complete represents an estimate of the amount of money to be disbursed to complete a particular phase of a construction project. Costs to sell have been determined at a percentage of the subject collateral value, to cover related disposition costs (e.g. legal and commission fees). Discount factors are applied to appraisals due to age or general market conditions comparing these to the aggregate value trends in commercial and construction properties. The main source of information is new appraisals received by the Corporation and/or recent sales data. In the Corporation’s Puerto Rico operations, for commercial and construction appraisals less than 1 year old, we generally use 90% (including the cost to sell) of the appraised value for reserve determination. In the case of commercial loans, if the appraisal is over one year old, we generally use 75% (including the cost to sell) of the appraised value. In the case of construction loans, this factor can reach up to 60% (including the cost to sell) of the appraised value. In the Corporation’s U.S. mainland operations, we usually use 70% (including the cost to sell) of appraised value, no matter the age of the appraisal. However, additional haircuts can be applied depending upon the region and the condition of the project.
*****
We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana González, Senior Vice President and Corporate Comptroller, at 787-763-3258.
Sincerely,

/s/Jorge A. Junquera
Jorge A. Junquera
Senior Executive Vice President and Chief Financial Officer

Annex A
Financial services legislative and regulatory reforms may have a significant impact on our business and results of operations and on our credit ratings.
     Popular is subject to extensive regulation, supervision and examination by federal and Puerto Rico banking authorities. Any change in applicable federal or Puerto Rico laws or regulations could have a substantial impact on our operations. Additional laws and regulations may be enacted or adopted in the future that could significantly affect Popular’s powers, authority and operations, which could have a material adverse effect on Popular’s financial condition and results of operations. Further, regulators in the performance of their supervisory and enforcement duties, have significant discretion and power to prevent or remedy unsafe and unsound practices or violations of laws by banks and bank holding companies. The exercise of this regulatory discretion and power would have a negative impact on Popular.
     Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The U.S. Government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis. Several funding and capital programs by the Federal Reserve Board and the U.S. Treasury were launched in 2008 and 2009, with the objective of enhancing financial institutions’ ability to raise liquidity. It is expected that these programs may have the effect of increasing the degree or nature of regulatory supervision to which we are subjected. These and other potential regulation and scrutiny may, or proposed legislative and regulatory changes could, significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and, limit our ability to pursue business opportunities in an efficient manner or otherwise adversely affect our results of operations or earnings.
     Our participation in TARP subjects us to increased scrutiny and imposes limitations on our business.
     We face increased regulation and regulatory scrutiny as a result of our participation in the TARP. Unless we have redeemed all of the trust preferred securities issued to the U.S. Treasury or the U.S. Treasury has transferred all of its trust preferred securities to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase the dividend rate per share of Common Stock above $0.08 per share or to repurchase or redeem equity securities, including our Common Stock, subject to certain limited exceptions. Popular has also granted registration rights and offering facilitation rights to the U.S. Treasury pursuant to which we have agreed to lock-up periods during which it would be unable to issue equity securities. Our participation in TARP also imposes limitations on the payments we may make to our senior leaders. For more details on the implications of TARP please refer to the risks factors titled as follow: Our business could suffer if we are unable to attract, retain and motivate skilled senior leaders and Dividends on our Common Stock and preferred stock have been suspended and stockholders may not receive funds in connection with their investment in our Common Stock or preferred stock without selling their shares.

     The Dodd-Frank Act imposes new capital requirements, assessments and restrictions on our businesses, impacting the profitability of our business activities and changing certain of our business practices, and could expose us to additional costs, including increased compliance costs.
     On July 21, 2010, the Dodd-Frank Act was signed into law, which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, and the regulations to be developed thereunder will include, provisions affecting large and small financial institutions alike including several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.
     The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, and permanently raises the current standard deposit insurance limit to $250,000; and expands the FDIC’s authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10 billion. The Dodd-Frank Act also limits interchange fees payable on debit card transactions, establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly-traded companies and allows financial institutions to pay interest on business checking accounts. The legislation also restricts proprietary trading, places restrictions on the owning or sponsoring of hedge and private equity funds, and regulates the derivatives activities of banks and their affiliates.
     The Collins Amendment (Section 171 of the Dodd-Frank Act), which became effective on July 22, 2010, will have a significant impact on current capital requirements for bank holding companies such as Popular.
     The Collins Amendment requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that apply on a consolidated basis for insured depository institutions and their holding companies. In effect, the Collins Amendment applies to bank holding companies the same leverage and risk-based capital requirements that will apply to insured depository institutions. Because the capital requirements must be the same for insured depository institutions and their holding companies, the Collins Amendment will exclude trust preferred securities from Tier 1 Capital, subject to phase-out from Tier 1 qualification for trust preferred securities issued before May 19, 2010, with the phase-out commencing on January 1, 2013 and to be implemented “incrementally”

over a three-year period commencing on that date. Debt or equity instruments issued to the United States or any agency or instrumentality thereof prior to October 10, 2010, pursuant to the EESA, are exempted from the requirements of the Collins Amendment. Prior to the Collins Amendment, trust preferred securities (in addition to, among others, common equity, retained earnings, minority interests in equity accounts of consolidated subsidiaries) can be included in Tier 1 capital for bank holding companies, provided that not more than 25% of qualifying Tier 1 capital may consist of non-cumulative perpetual preferred stock, trust preferred securities or other so-called restricted core capital elements.
     These provisions, or any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition, and results of operations. Our management is actively reviewing the provisions of the Dodd-Frank Act, many of which are to be phased-in over the next several months and years, and assessing its probable impact on our operations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and us in particular, is uncertain at this time.
     Capital and liquidity proposals and legislation, if adopted, would change banking laws and our operating environment and that of our subsidiaries in substantial and unpredictable ways.
     On December 12, 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, released its final framework for strengthening international capital and liquidity regulation (“Basel III”). The implementation of the Basel III final capital framework will commence January 1, 2013. On that date, banks will be required to meet the following minimum capital ratios: 3.5% common equity Tier 1 (“CET1”) to risk-weighted assets; 4.5% Tier 1 capital to risk-weighted assets; and 8.0% total capital to risk-weighted assets. When fully phased in on January 1, 2019, banks will be required to maintain: a minimum 4.5% CET1 to risk-weighted assets, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%); a minimum 6.0% Tier 1 capital to risk-weighted assets, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5%); and a minimum 8.0% total capital to risk-weighted assets, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5%); a minimum leverage ratio of 3%; and a “countercyclical capital buffer,” generally to be imposed when regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

     The Basel III final capital framework provides for a number of new deductions from and adjustments to CET1, the implementation of which will begin on January 1, 2014 and will be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer will begin on January 1, 2016 at 0.625% and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).
     The Basel III final liquidity framework requires banks to comply with two measures of liquidity risk exposure: the “Liquidity Coverage Ratio,” or “LCR”, based on a 30-day time horizon and calculated as the ratio of the “stock of high-quality liquid assets” divided by “total net cash outflows over the next 30 calendar days”, which must be at least 100%; and the “Net Stable Funding Ratio,” or “NSFR,” calculated as the ratio of the “available amount of stable funding” divided by the “required amount of stable funding,” which must be at least 100%. Although the Basel Committee has not asked for additional comment on the LCR and NSFR, both are subject to observation periods and transitional arrangements, with the Basel III liquidity framework providing that revisions to the LCR will be made by mid-2013, and the LCR will be introduced as a requirement on January 1, 2015; and revisions to the NSFR will be made by mid-2016, and the NSFR will be introduced as a requirement on January 1, 2018.
     Such proposals and legislation, if finally adopted, would change banking laws and our operating environment and that of our subsidiaries in substantial and unpredictable ways. We cannot determine whether such proposals and legislation will be adopted, or the ultimate effect that such proposals and legislation, if enacted, or regulations issued to implement the same, would have upon our financial condition or results of operations. These changes may also require us to invest significant management attention and resources to make any necessary changes.